Exhibit 99.3

taking the initiative 2007 SUSTAINABILITY REPORT

contents

1	Key performance statistics	23	Environmental performance	51	Supplemental information
3	CEO’s message	42	Social performance data	52	UN Global Compact/GRI indicators index
5	Business fundamentals	43	Economic performance data	53	Glossary
7	Social performance	44	Environmental performance data
17	Economic performance	50	Significant non-compliance events

about this report

This is Catalyst Paper’s fifth annual stand-alone accountability or sustainability report. The content has been determined with reference to external guidelines, such as the Global Reporting Initiative’s (GRI) G3 Guidelines, and to relevant charters to which the company is a signatory, such as the United Nations Global Compact. This report is part of a broader and ongoing disclosure process, which includes the annual report and www.catalystpaper.com. Unless otherwise stated, the information in this report covers the period January 1, 2007, to December 31, 2007, and pertains to all of Catalyst’s wholly-owned operations in British Columbia and to its world-wide sales. Reporting scope and measurement methods remain essentially unchanged relative to the last report. Indications are provided, where deemed necessary, regarding calculation methodologies, and any issues involving restatement or affecting comparability. Catalyst self-declares its corporate disclosure process to GRI Application Level C.

operating environment

Sustainable and socially responsible business practices must be informed by a holistic understanding of the environment within which a company operates. Catalyst’s understanding of its environment is reflected below.

The icons in this diagram are used throughout this report to help readers readily identify related information.

More information about Catalyst’s financial performance is available in its annual report (see www.catalystpaper.com).

Taking the initiative to set ourselves apart

Competitive advantages

•      Low carbon footprint and lower fossil fuel cost exposure due to an 87 per cent renewable energy mix and self-generating capacities

•      Acknowledged leadership in carbon reductions – 69 per cent reduction achieved from 1990 levels – and in carbon accounting and disclosure

•      Market leadership with launch of manufactured carbon-neutral Catalyst Cooled paper

•      Expertise and strong capacity related to recycled fibre production and use

•      Diversified products, with emphasis on higher-value and more profitable specialty papers and environmentally preferred lighter basis weights (available across grades)

•      Third-party certifications: comprehensive ISO certifications (9001 quality standard, 14001 EMS standard, 14064 GHG standard); PricewaterhouseCoopers chain-of-custody verification re certified fibre; and Forest Stewardship Council (FSC) post-consumer waste certification of recycled fibre

•      Well-located manufacturing operations within proximity of key North American markets

•      Flexible transportation network, including company-operated distribution centre and effective road, rail and ocean connections to North American, Latin American, Western European and Asian/ Australasian markets

•      Collaborative relationships with environmental and other non-governmental organizations, and constructive labour relations

Third-party recognition

•      Co-recipient – along with the Government of British Columbia, indigenous communities, environmental groups and other forest products companies – of “Gift to the Earth” recognition from the World Wildlife Fund (WWF), in connection with the conservation and management agreement reached for the Great Bear Rainforest

•      Selected for inclusion in the Jantzi Social Index – a basket of 60 companies meeting defined environmental, social and governance investment-screening criteria

•      Top forest products company in The Globe and Mail Report on Business magazine’s annual ranking of socially responsible companies

•      Inclusion in Corporate Knights magazine’s annual list of Canada’s 50 Best Corporate Citizens

•      One of two top-ranked companies in the natural resources category in the Jantzi Research/Maclean’s magazine Corporate Social Responsibility Report

•      Recipient of the Metafore Product Innovation Award, in recognition of the launch of Catalyst Cooled manufactured carbon-neutral paper

•      The only forest products company in the Conference Board of Canada’s Climate Disclosure Leadership Index, recognizing transparency regarding emissions and reduction efforts

•      Recognized by the Canadian Institute of Chartered Accountants (CICA) for excellence in financial and corporate reporting, including top ranking for sustainability and governance disclosure

•      Recipient (Crofton Division) of a Canadian Industry Program for Energy Conservation Leadership Award from Natural Resources Canada

2007 SUSTAINABILITY REPORT     1

key performance statistics

Social	Change	2007	2006	2005

Lost-time injury frequency [1]		2.00	1.39	1.21
Medical incident rate [2]		3.67	3.62	3.03
Employee population [3]		3,038	3,673	3,781
Payroll ($ millions) [4]		304	316	317
Charitable donations ($ thousands)		239	320	345

Economic ($ millions)	Change	2007	2006	2005

Total taxes paid		49.4	53.5	55.5
R&D spending		2.9	2.7	2.6
Total sales		1,714.6	1,882.5	1,823.9
Net earnings (loss)		(31.6)	(15.9)	(25.6)

Environmental	Change	2007	2006	2005

Greenhouse gas emissions [5]		430,914	415,288	398,521
Total reduced sulphur (TRS) emissions [6,7]		154	134	136
Particulate emissions [6,8]		755	1,193	1,109
Biochemical oxygen demand (BOD) [6]		1,596	1,828	3,038
Total suspended solids (TSS) [6]		3,490	3,716	4,237
Water use (m3) [9]		175,027,227	193,620,156	202,775,937
Water use (m3/tonne)		70	71	74
Fuel energy use [10,11]		39,720,324	46,503,816	45,161,744
Electricity use [12]		4,940,371	5,491,260	5,445,368
Solid waste disposal [13]		154,475	166,249	164,517

1 2 3 4 5 6

Number of lost-time injuries per 200,000 hours worked

Number of medical incidents per 200,000 hours worked

Employee figures for 2006-2007 are as of January 1 (2007 and 2008, respectively) to account for acquisition and restructuring impacts; figures include vacancies

Payroll figures include all salaries and wages paid, excluding benefits and severance; figures for
2005-2006 have been updated to reflect these criteria

Tonnes CO2e per year

Tonnes per year

A complete glossary of terms and definitions is on page 53

7 8 9 10 11 12 13

TRS increases occurred primarily at Crofton and were due to operational issues at one of the recovery boilers and at a pulping line

Based on actual test results; NPRI data may differ because they include other sources and utilize emissions factors

Figures updated to reflect accounting adjustments

Gigajoules – includes fossil fuels and biomass

Figures for 2005-2006 updated to include some fuels

previously excluded from the calculations at one division

Megawatt-hours – purchased and self-generated

Cubic metres per year

This report contains forward-looking statements. Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that Catalyst Paper expects or anticipates may occur in the future. These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof. These forward-looking statements reflect management’s current views and are based on certain assumptions and factors management believes are appropriate in the circumstances, including assumptions that there will be no material change to the regulatory environment in which the company operates, capital budgeted for certain goals will be available and existing relationships with stakeholders will be maintained. Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit Catalyst will derive from them. No forward-looking statement is a guarantee of future results. A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including technological and regulatory changes, cost constraints, Catalyst’s ability to successfully obtain operational and environmental performance improvements and other factors beyond its control. Catalyst disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.

2     2007 SUSTAINABILITY REPORT

profile

Catalyst Paper Corporation is a leading producer of mechanical printing papers in North America, headquartered in Richmond, British Columbia, Canada.

The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing approximately 3,000 people at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

2007 SUSTAINABILITY REPORT     3

TO OUR STAKEHOLDERS

taking the initiative in challenging times

More so than at any other time in our recent history, it was a year of challenges and change at Catalyst Paper during 2007. Times like these put sustainable and socially responsible business principles and practices to the test. This report reflects our commitment to share openly and on a continuing basis, how we are measuring up against social, environmental, as well as financial benchmarks.

At Catalyst, sustainability is a discipline, not a department. It is part of who we are as employees, where our operations are based, and how we do business every day. We appreciate that our reputation is also an important asset that motivates investors, suppliers and customers to want to partner and do business with us.

As a participant in the United Nations Global Compact, we know that our operations have significant impact on the natural environment and on various stakeholder groups. We are a major consumer of energy and other natural resources, an operator of large-scale industrial facilities, and a major source of employment and economic activity in our host communities.

To address the challenges of 2007, we tackled long-standing problems in new ways – developed fresh approaches through straight-forward dialogue with stakeholders and outside experts – and then took the steps required to strengthen our position in the marketplace and improve returns.

We reduced costs, focused on more profitable grades and market segments, and gained supply chain efficiency – factors on which our long-term business viability depends.

Richard Garneau President and Chief Executive Officer

We downsized our workforce by 15 per cent during 2007 – with another five per cent affected by an indefinite machine shutdown at Port Alberni. We know these steps are disruptive for the people involved and for the communities where they live.

We took these restructuring steps in as open and respectful a manner as possible, and worked with people to ease the impacts where we could. We fostered partnerships with municipalities and First Nations that hold promise over the longer term.

Our working relationship with unions was important during the past year. Landmark agreements reached with union locals at Port Alberni in late 2007 were the basis to restart the idled No. 4 paper machine in 2008 and to undertake a capital upgrade project which will help bring the mill’s production costs to competitive levels.

4    2007 SUSTAINABILITY REPORT

In the environmental realm, we continued to improve the efficient use of resources like electricity and water. Where necessary, we responded aggressively to ensure regulatory compliance and we are working toward balanced solutions in areas such as waste management.

We continued to focus on energy and climate-change during 2007, and experienced both challenges and successes. Fibre-supply constraints meant we came in one per cent behind our previously achieved 70 per cent reduction-benchmark in greenhouse gas emissions, relative to a 1990 baseline.

In partnership with Rolling Stone magazine we were able to capture a market-leading position with the launch of Catalyst Cooled paper – a product whose manufacture adds no net carbon emissions to the atmosphere. This is the clearest demonstration to date of the potential to make our long-standing sustainability commitments visible and tangible to customers, which we see as a competitive advantage.

In 2008 we expect the introduction in British Columbia of a sweeping and comprehensive carbon tax regime. This development underscores the importance of our relentless focus on energy efficiency and on our drive to reduce carbon emissions by limiting fossil fuel use.

The initiatives that we took during 2007 were key to restoring stronger business fundamentals for the long-term. Still there are areas for improvement – safety performance was disappointing and we will redouble our focus on this priority in the year ahead. As always, we will take lessons from both achievements and failures, and we will continue to be guided by the views and feedback of our stakeholders.

Progress, while slow, has clearly been shown, and we trust that readers will find this reflected in the initiatives and results outlined in this report. Feedback is welcome and can be sent to contactus@catalystpaper.com.

Richard Garneau

President and Chief Executive Officer

Our executive team

top row (left to right):

Steve Boniferro, Senior Vice-President, Human Resources;
Lyn Brown, Vice-President, Corporate Relations and Social Responsibility; W.R. (Ron) Buchhorn, Senior Vice-President, Operations; Robert H. Lindstrom, Vice-President, Supply Chain and Information Technology

bottom row (left to right):

Tom Crowley, Senior Vice-President, Sales and Marketing;
Valerie Seager, Vice-President and General Counsel; David Smales, Vice-President, Finance and Chief Financial Officer

2007 SUSTAINABILITY REPORT     5

business fundamentals

Effectively and consistently translating principles and values into action requires a disciplined approach. The following are the key elements of the framework that Catalyst has put in place to manage and advance its efforts.

Governance

Effective governance structures are the key means by which investor interests are protected, and are increasingly recognized as important forms of assurance for all stakeholders of ethical corporate behaviour.

Catalyst’s highest governing body is its board of directors. The board as a whole and each of its four committees (Audit; Environment, Health and Safety; Governance; and Human Resources and Compensation) operate under publicly disclosed administrative guidelines and terms of reference.

The Environment, Health and Safety Committee has particular responsibility for Catalyst’s social responsibility performance, and receives a quarterly report from the vice-president, corporate relations and social responsibility, on this topic.

During 2007, the chair and all other board members – with the exception of CEO Richard Garneau and Denis Jean, a director who provided consulting services to Catalyst – were independent. Directors complete an annual questionnaire as a basis for board determination of their independence. Most director compensation is equity-based, and therefore aligned with corporate performance.

Evaluations of board effectiveness are undertaken annually. In 2007, the directors completed questionnaires as a basis for a report to the governance committee and full board.

Catalyst monitors and implements governance best practices on an ongoing basis, with reference to third-party guidance from groups such as the Toronto Stock Exchange and the Canadian Coalition for Good Governance.

More information is available in Catalyst’s management proxy circular (www.sedar.com) and at www.catalystpaper.com (see “About Us”).

Code of corporate ethics and behaviour

All aspects of Catalyst’s operations – whether conducted by its board, executive or employees – are governed by the terms of a Code of Corporate Ethics and Behaviour. Issues addressed include financial-transaction recording, bribery, political contributions, conflict of interest, competition laws, and disclosure to shareholders and regulators.

Employees are asked to review and certify their acceptance of and compliance with the code on an annual basis. Catalyst also maintains a special telephone number by which employees can anonymously raise their concerns on accounting or other matters relating to the code. Periodic reminders are issued regarding the existence of this line. There was one call to the line during 2007, relating to a non-accounting matter.

6     2007 SUSTAINABILITY REPORT

Policies and management systems

Catalyst has developed formal policies governing many aspects of its pursuit of sustainable and socially responsible business practices. These policies are reviewed annually, and updated and supplemented when deemed necessary. Catalyst employees and business partners are made aware of policies applicable to them.

Key among current policies are:

•      Code of Corporate Ethics and Behaviour

•      Health and Safety Policy

•      Environment Policy

•      Statement of Principles for Fibre Sourcing

•      Human Resources Policy Manual – including various policy statements on topics such as employment equity, harassment, and workplace ethics

•      Corporate Donations Policy

Working with stakeholders

Catalyst defines stakeholders as individuals and organizations whose interests and actions intersect with its own across any of the social, economic and environmental aspects of the company’s operations. This can involve either or both of being affected by Catalyst’s activities, and having an impact on such activities.

Key stakeholders include: business partners (investors, employees, suppliers and customers); residents of operating areas; governments and First Nations; and a range of other groups, such as environmental non-governmental organizations (ENGOs), with which Catalyst engages by virtue of their expertise and interests.

The company strives to build respectful and mutually beneficial relationships with all of its stakeholders. Means and frequency of engagement are tailored to specific stakeholder groups, and to their interests and circumstances. Engagement is founded upon an open exchange of views and clear understandings of respective objectives.

Various sections of this report provide specific examples of how Catalyst has engaged with stakeholders and responded to their interests and expectations.

External initiatives and commitments

Catalyst subscribes to select, externally developed charters and principles and is a member of a variety of industry and multi-stakeholder groups. Catalyst makes such commitments when there is a close alignment with its values, and when they present opportunities for mutually advantageous collaboration.

Key among the external charters is the United Nations Global Compact, to which Catalyst became a signatory in 2006. The compact is the world’s largest voluntary corporate responsibility initiative, setting out 10 principles in the areas of human rights, labour, the environment and anti-corruption.

Major associations and advocacy groups of which Catalyst was a member in 2007 included: Forest Products Association of Canada, Coast Forest Products Association, Business Council of British Columbia, and Canadian Business for Social Responsibility.

A Catalyst executive was also appointed during 2007 to the British Columbia government’s blue-ribbon panel tasked with advising on climate-change policy.

Environmental partnerships are described in more detail on page 24.

2007 SUSTAINABILITY REPORT      7

social performance

Catalyst relies on and contributes to the well-being of its employees and operating communities. Dialogue with First Nations helps to ensure respect for their particular interests, and to identify opportunities for partnership.

2007 achievements

•     Safety-perception survey and rollout of tiered safety audits

•     Workplace flexibility agreements with unions in Powell River and Port Alberni

•     Major workforce reduction (15 per cent) and restructuring

•     Advancement of environmental partnership with We Wai Kai First Nation

2008 focal points

•     Improvement in key safety measures

•     Negotiation of new collective agreements covering most unionized employees

•     Continued support for local and First Nations economic diversification, in part through surplus land and asset disposition

8     2007 SUSTAINABILITY REPORT

     employees

Catalyst provides a safe and progressive workplace where employees have advancement opportunities and where values they can embrace as their own are evident.

Rewards

Compensation for non-unionized and salaried employees includes a competitive base salary, variable additional pay based on individual and corporate performance and a flexible benefits package.

All salaried employees also participate in a pension plan. For all those hired since 1994, this is a defined contribution plan to which the company contributes seven per cent of eligible earnings. Employees hired earlier had the option of continuing with a defined benefit plan to which the company makes annual funding contributions.

Compensation, benefits and pension entitlements for employees who are unionized are specified in collective agreements negotiated between the company and its unions. Most of the current agreements will expire in 2008.

In addition to core benefits – such as medical and dental coverage – the company provides career-succession- and retirement-planning resources. Access to personal counseling services is provided for both employees and their families.

Workforce development

Catalyst invests and engages in education and training by various means, to meet its human resource needs and to provide employees with career-advancement opportunities.

Workplace training initiatives within Catalyst include co-op student placements and apprenticeship training, an ongoing peer-driven operator technical training program and leadership training for those interested in supervision and management.

Externally, Catalyst has contributed to the development of relevant industry training programs offered in proximity to its operations. An educational assistance policy provides for reimbursement for approved courses taken by employees at local post-secondary institutions.

Catalyst also participates in outreach and recruitment initiatives such as career fairs and high school job-shadowing programs. Such efforts are particularly important in light of the aging workforce and increasing skills shortage – challenges impacting Catalyst’s operations and industries across the country.

Working with unions

Catalyst has long-standing relationships with the Communications, Energy and Paperworkers of Canada; the Pulp, Paper and Woodworkers of Canada; and the Canadian Office and Professional Employees. Catalyst initiated a relationship with the Christian Labour Association of Canada in 2007, when it assumed direct operation of the Surrey Distribution Centre. These unions represent about three-quarters of Catalyst employees.

Total employees* and payroll**
	Year	Workforce	Total paid (in millions)

	2007 2006 2005 2004 2003	3,038 3,673 3,781 3,806 3,836	$304 $316 $317 $321 $305
* **

Employee figures for 2006-2007 are as of January 1 (2007 and 2008, respectively) to account for acquisition and restructuring impacts; figures include vacancies

Payroll figures include all salaries and wages paid, excluding benefits and severance; figures for 2003-2006 have been updated to reflect these criteria

2007 SUSTAINABILITY REPORT      9

Catalyst emphasizes transparency and open communication with its unions, in an effort to develop shared understanding of business challenges and collaborative solutions. This includes union leader participation in the mills’ regular business reviews and a quarterly forum for discussion involving company executives, senior mill managers and local union representatives.

Collective agreements contain provisions regulating issues of key concern to unions and their members, such as minimum notice periods for technological change and job elimination. (See also “Workforce reductions”, page 11.)

Safety

Catalyst seeks to make safety a consistently uncompromised value and to virtually eliminate injuries at its operations. While the commitment to that goal has not faltered, progress toward it has.

On an operation-specific basis:

•      Performance declined across all five safety measures at Crofton Division.

•      Performance declined across most measures at Elk Falls Division, although there was improvement in the number and frequency of medical incidents.

•      While achieving improvement across most measures, Port Alberni Division saw increases in both the frequency of lost time injuries and in severity.

Total LTIs and MIs

• LTI – Total number of lost-time injuries (requiring employees to miss work)

• MI – Total number of medical incidents (requiring medical attention)

•      Powell River Division achieved improvement in all safety measures except severity.

•      Performance at both Paper Recycling Division and the Richmond head office (which includes safety results from a fibre reload facility) was largely consistent with 2006, except for an increase in the frequency of medical incidents at Paper Recycling.

LTI frequency and MIR

• LTI frequency – Number of lost-time injuries per 200,000 hours worked

• MIR – Number of medical incidents per 200,000 hours worked

Catalyst’s 2007 safety performance is believed to be attributable in part to the extent of change impacting the workforce. Such changes have the potential to affect morale, focus, and perceptions of the corporate commitment to safety.

Results of an employee safety-perception survey conducted in 2007 confirmed that Catalyst has reached a plateau in terms of key mind-set issues, such as belief that all injuries are preventable, which research indicates are associated with improved performance.

Catalyst will seek improvement through a heightened emphasis on communicating the priority attached to safety, and on effective one-on-one conversations regarding specific issues. A new process of tiered audits – initiated at Powell River Division in 2007 and subsequently rolled out more broadly – shows promise in this regard.

While overall performance was disappointing, specific groups within the company registered significant safety achievements during 2007, and there were indications at year-end of broader improvement. Catalyst is committed to cut both lost time injuries and medical incidents in half by 2010, relative to a 2006 baseline.

Catalyst’s framework for addressing safety-related issues includes a Health and Safety Policy, defined Safety Values and Beliefs, a Reporting and Investigation Policy, joint (union-management) and operation-specific Health and Safety Committees, and a company-wide Safety Forum.

Diversity and non-discrimination

Catalyst works to provide a non-discriminatory and welcoming work environment – consistent with societal expectations and legal provisions such as the British Columbia Human Rights Code.

The company has employment equity, harassment, and workplace ethics policies. Settlement and formal investigative procedures are available if employees believe they have been harassed based on any of the prohibited grounds (including, for example, race, sex, sexual orientation and age).

Catalyst has trained human rights officers at its four paper mills and at its head office. Basic human rights-related training is provided to employees, with additional training provided periodically at the supervisory level. Steps were initiated in 2007 to further formalize human rights-related training requirements.

During 2007, there were no discrimination-related actions brought against the company by external parties.

At year-end, Catalyst’s board consisted of nine male directors and its executive consisted of six male employees and two female employees.

Catalyst does not track workforce trends relating to age or minority-group membership, due partly to privacy-related regulatory provisions.

FAIR results

In 2003, Catalyst implemented a regularly conducted
Focus, Accountability, Involvement and Response (FAIR)
Scorecard survey among employees. It provides insight
into employees’ perspectives on goals, responsibilities,
engagement and feedback. Given the extent of workforce
reductions and other significant changes during 2007,
FAIR surveying was not conducted. It will, however,
resume in 2008.

2007 SUSTAINABILITY REPORT      11

Workforce reductions

2007 was a year of goodbyes, with the permanent elimination of approximately 565 positions across Catalyst (about 15 per cent of the workforce), and with impacts for approximately 170 additional employees due to the indefinite shutdown of the A4 paper machine at Port Alberni.

The process was carried out in full compliance with collective agreement terms regarding notice periods and severance payments. And Catalyst worked with the unions to manage training and other requirements as some employees assumed new duties through seniority and bumping rights.

Additional measures were taken to facilitate employment transitions when feasible, such as hosting a career fair in Port Alberni. Salaried and non-unionized employees were typically provided with career counseling in addition to appropriate severance.

Constructive union-management relationships in Powell River, and a shared commitment to the future of the business, were a basis for agreements on workplace flexibility there. Early retirement and severance options supported smooth transitions and cost savings as employees left the operation.

There were many other changes for those who remained, including the head office relocation from Vancouver to Richmond, and the consolidation of some mill support functions in Nanaimo.

Ongoing dialogue about competitive business realities was intended to create a broad awareness of the rationale for cost and workforce reductions – steps that were implemented as respectfully and fairly as possible.

Local unions at Port Alberni voted in favour of new agreements in late 2007 putting competitive work practices into place and enabling the restart of the A4 paper machine in 2008, which will return the mill to a cost-effective two-machine operation.

12     2007 SUSTAINABILITY REPORT

     communities

Catalyst Paper is committed to being a good neighbour – one that listens to local concerns and supports community development in various ways.

Working with communities

Catalyst’s operations have a significant impact on all key aspects of well-being within the mainly small coastal communities where they are situated. Accordingly, a keen interest in these operations typically extends throughout surrounding communities.

Catalyst works to maintain open lines of communication with local media, elected officials and other community leaders in its operating areas.

Operation-specific Community Advisory Forums (CAFs) are among the principal means of maintaining dialogue. CAFs are focused largely on environmental issues, with community participants determining the topics to be addressed.

Participation is diverse, spanning interests including local governments, homeowners, businesses, environmental groups, employees, health-care workers, and First Nations. More information is available at www.catalystpaper.com (see “Communities”).

2007 SUSTAINABILITY REPORT      13

Communities in transition

While the small communities where Catalyst operates fit the classic definition of “mill towns” not long ago, today they are at varying stages of the challenging transition towards an economic future less firmly tied to the fortunes of a single industry.

There is a growing recognition of the importance and desirability of economic diversification. There is also a wider range of visions of the future – driven in part by the arrival of new residents from urban areas and from other regions and countries.

Catalyst looks for means of supporting economic diversification that align with its interests. Disposition of surplus lands and assets is one promising avenue. Catalyst also continues to urge its operating host communities to better align industrial property taxation with competitive considerations (given that taxation is much lower in many other jurisdictions), services consumed and the vision of a more diversified economic future.

Community economic impact

Notwithstanding ongoing transitions, Catalyst remains a highly significant source of economic activity within its operating communities – and anticipates that it will continue as such. Of particular note is its annual payroll ($304 million in 2007) and annual property tax payments ($32.3 million in 2007). Local purchases and other spin-off benefits from mill operations represent

Total charitable donations*

($ thousands)

* Donations to Canadian and US charities as reported for tax purposes significant further contributions to local
economies. (See also “Contributing to local and
provincial economies”, page 21.)

Charitable giving

Despite challenging business circumstances, Catalyst recognizes the important role corporations play in supporting charitable initiatives, particularly at the community level. Each division establishes an annual donations budget. Requests are considered in the categories of community events, environment, safety and wellness, literacy and education, and youth-sport development.

Total United Way donations**

($ thousands)

1   Includes amounts raised at Elk Falls during a deferred 2007 campaign extending into January 2008

** Employee plus corporate donations

14     2007 SUSTAINABILITY REPORT

Powell River: pursuing
joint objectives

An innovative partnership involving Catalyst, the City of Powell River, and the Tla’Amin (Sliammon) First Nation advanced its potential in 2007 to become a cornerstone for future economic development and diversification in the region.

The three parties own PRSC Land Developments Limited, whose assets are 325 hectares of surplus mill lands bought from Catalyst in 2006. Timber was harvested from the lands in 2007 to provide operating funds for the partnership, while appraisals and other work proceeded in preparation for the sale and development of appropriate portions.

Public open houses in 2007 also provided greater transparency relating to the status and potential use of the lands.

Some of the PRSC lands will be preserved as a park, and the balance will be leveraged in support of improved land-use planning and new investment. The partnership has produced benefits for all its participants – including in Catalyst’s case divestment of a dormant asset at a fair price, and a reduced municipal tax burden.

At the corporate level, Catalyst and its employees have been long-standing and significant participants in both the annual United Way Campaign and the Easter Seals 24-Hour Relay, which supports camping experiences for children with disabilities. The 2007 United Way campaign raised a total of $300,495, reaching gold-level status for the 15th consecutive year.

Further long-standing support, largely in the form of a newsprint donation, is provided to the CanWest Raise-a-Reader campaign – a national children’s literacy initiative.

In 2007, Catalyst made the final $30,000 installment of a $150,000 commitment to the library of Malaspina University-College in Nanaimo. Another $30,000 installment was also made on a $300,000 commitment to the Port Alberni Multiplex.

Scholarships

Catalyst annually provides 30 scholarships of $1,000 each to children of employees and other qualifying students who are beginning full-time post-secondary studies, and an additional $3,000 in scholarships specifically for students attending the British Columbia Institute of Technology.

An annual fundraiser involving customers and organized by Catalyst salespeople in memory of their late colleague Doc Stapleton, supports scholarships for graphic design students at California Polytechnic University. US$16,390 in scholarship funds was raised in 2007.

2007 SUSTAINABILITY REPORT    15

First Nations

By creating enduring partnerships with neighbouring First Nations, Catalyst helps address unique community needs and opens the door to mutual social, economic and environmental opportunities.

Cultural recognition

Catalyst has worked for a number of years to forge stronger relationships with the First Nations communities located near its mills. Efforts are ongoing to better understand the unique history, values, interests and aspirations of each First Nation – and to improve the alignment between these considerations and Catalyst’s operations.

In some cases, as with the Tla’Amin (Sliammon) First Nation in the Powell River area, the relationship is relatively long-standing and has been formalized in a cooperation protocol. Relationships with other First Nations are proceeding in the manner and on the timelines that are best-suited to the interests and priorities of each.

In all cases, Catalyst is guided by its recognition of the unique position and rights of aboriginal groups, and by its respect for their efforts to maintain their cultures and create more prosperous futures for their communities.

Developing business opportunities

Catalyst is a member of the Industry Council for Aboriginal Business, a multi-sector group working to advance shared prosperity for aboriginal and non-aboriginal British Columbians. Catalyst also seeks mutually advantageous business opportunities that can be developed in cooperation with its First Nation neighbours.

The PRSC Land Developments Limited Partnership at Powell River is the furthest advanced among such opportunities (see previous page). The partnership has expanded employment-creation potential and the economic land base for the Tla’Amin First Nation.

Catalyst entered into an agreement in 2007 with the Hupacasath First Nation, which is intended to be a basis for the transfer to it of ownership of two dams in the Port Alberni area.

Catalyst’s operation of these facilities is a legacy mainly of water-management responsibilities associated with a pulp mill closed several years ago. The Hupacasath interest relates to the importance of these dams to downstream salmon habitat management, and to the potential for small-scale hydroelectric generation at one of them.

Supply arrangements are another potential Catalyst-First Nations business relationship, and preliminary discussions regarding such opportunities proceeded during 2007.

16     2007 SUSTAINABILITY REPORT

Partners in the environment

Catalyst has continued to build an innovative relationship with the We Wai Kai First Nation in the Campbell River area. The focal point is a joint environmental committee with equal Catalyst and We Wai Kai representation.

The committee met on five occasions in 2007 to advance the parties’ mutual understanding of environmental interests and performance, and to address immediate priorities defined in its charter.

Key among these is the question of air-quality impacts associated with a 2005 permit amendment authorizing Catalyst to use coal as a supplemental fuel. Catalyst has established additional air monitoring within the We Wai Kai village site, and an appeal of the amendment is in abeyance.

In 2007, Catalyst hired a We Wai Kai member to work as an environmental specialist within the local mill, and to provide a further point of two-way liaison.

Catalyst also consulted in 2007 with the We Wai Kai – and the broader First Nations community in the Campbell River area – in connection with an application for a major landfill expansion.

At Crofton Division, Catalyst retained a member of the Halalt First Nation to be on site as an environmental monitor during dredging work. The individual brought particular expertise by virtue of having a managerial role in the Halalt’s shellfish harvest.

Dialogue with First Nations on environmental issues also occurs in the context of Community Advisory Forums, water-management planning processes and permit applications.

2007 SUSTAINABILITY REPORT     17

economic performance

Economic stability contributes as much to sustainability as environmental and social performance, allowing continued employment, sustaining communities and offering customers long-term certainty of supply.

2007 achievements • Above industry average for customer satisfaction in most products • Reduction in number of customer complaints • Assumed direct operation of Surrey Distribution Centre

2008 focal points

•    Continued engagement in response to growing customer interest in sustainability

•    Policy formalization on sustainable supply-chain management

•    Continued business planning and policy engagement regarding fibre supply

18     2007 SUSTAINABILITY REPORT

customers

Aiming to be its customers’ preferred supplier, Catalyst provides quality products and service – in which sustainability attributes are embedded – builds strong relationships, and responds promptly to problems.

Working for preferred status
Catalyst works to secure and expand its customer relations by achieving preferred-supplier status. This involves a holistic mix of products, principles and performance.

Products  Catalyst offers a broad range of products that leverage the strength of its raw materials and facilities. It works continuously with customers to identify optimal product options, sometimes identifying alternative grades that offer a more advantageous combination of features for specific applications. Catalyst’s strong offering in lighter basis weight grades is of growing interest, given cost and environmental benefits.

Principles  Catalyst products have a strong sustainability pedigree, based on long-standing investments and commitments the company has made to reduce environmental impacts and improve other aspects of its performance.

Performance  Catalyst has efficient and reliable transportation networks to get its products to customers, and provides service and technical support to ensure they perform well when they arrive. Where volumes justify, this can extend to on-site assistance with equipment audits and upgrades, waste reduction, and training.

Customer satisfaction

Embedding principles in the product

During 2007, there was marked increase in interest and inquiries from customers regarding Catalyst’s sustainability performance. In response, the company equipped its sales staff with more information and launched a new communication vehicle for customers.

Catalyst provided specific responses to a large number of survey-based and other requests, and is working on an ongoing basis with some customers and associations on more substantive assessments of supply-chain sustainability.

Catalyst found that five aspects of its sustainability pedigree are of particular interest to customers engaged in supply-chain assessment:

•      expertise with lighter basis weight papers;

•      use of recycled paper fibre;

•      independent chain-of-custody verification of certified fibre;

•      an 87 per cent renewable energy platform; and

•      a light carbon footprint and availability of manufactured carbon-neutral paper.

Catalyst engages in ongoing dialogue with its customers to ensure it is delivering on product quality and service expectations, and takes prompt corrective action when necessary.

Catalyst also participates in a number of customer and third-party evaluations, including an annual industry survey conducted by US-based MG Taylor Corporation.

Survey results provide Catalyst with insight on its performance relative to its peers on product quality, delivery, pricing, technical service, sales, customer service, environmental requirements, and product range and availability.

2007 SUSTAINABILITY REPORT     19

Overall evaluation results in 2007 showed the company ranked above average on coated, uncoated, and directory papers; and at industry average on newsprint.

There were fewer customer complaints in 2007 than in 2006, even though tracking of containerboard-related complaints was added. The value of claims paid remained at approximately the same level as in 2006, and at less than half the levels in 2005 and 2004.

Research and development

Catalyst continued its partnership with the Pulp and Paper Centre at the University of British Columbia in 2007, through the Catalyst Grants Program. This involves $60,000 commitments and in-kind support for each of three research projects (one of which was completed prior to 2007), which are also supported by the National Sciences and Engineering Research Council of Canada.

The second of these projects, which was completed in 2007, made use of unique aspects of the mechanical pulp refining process at Crofton Division to test new equipment that provides enhanced fibre-properties measurement.

The third project was initiated in 2007, and involves both the Crofton and Elk Falls divisions. Its objective is to overcome limitations currently inherent in the high-

Distribution and transportation performance

Distribution and transportation logistics is an area of expertise supporting Catalyst’s product offer and it leverages the advantage of mills that are located on the west coast.

Catalyst has a fleet of nearly 1,000 railcars; efficient access to road, rail, container and break-bulk transportation; and an in-full, damage-free, on-time delivery record of 96 per cent. Recent efforts to optimize product shipment loading have reduced costs and impacts.

In 2007, Catalyst further strengthened its capacity by assuming direct operation of the Surrey Distribution Centre, located along the Fraser River in Metro Vancouver. The large majority of Catalyst’s products pass through this facility, which was formerly operated by a third-party contractor.

consistency refining stage, which is energy efficient, thereby reducing net energy use in mechanical pulping. This five-year project has also attracted substantial additional support from BC Hydro and a consortium of industry producers and suppliers.

Total payments for external R&D ($ millions)

20    2007 SUSTAINABILITY REPORT

Managing for fibre shortages

Catalyst was not a party to the labour dispute that shut down most of British Columbia’s coastal logging industry for three months during 2007 – but production, employment, revenues, and environmental performance at its operations were impacted nevertheless.

Catalyst worked to build-up fibre inventory and source alternative supplies to mitigate customer impacts where possible. Nonetheless, the strike resulted in curtailment of 161,000 tonnes of production, most of which was newsprint.

Reduced production was strategically allocated. While pricing and profitability were considerations, so too were customer factors. This included the length and exclusivity of relationships, and whether customers had access to inventories or alternative supplies.

Even with the strike settled, however, fibre shortage challenges and Catalyst production curtailments continued at year-end. The timing of the strike affected preparations for winter logging on the coast, and many sawmills did not ramp up to full production due to weak housing market conditions in the U.S. and Japan.

Environmental impacts of fibre shortages are described on page 29.

Customer awards in 2007

•    Most Innovative Partner award from commercial printer Vertis Communications

•    Gold award from telephone directory publisher AT&T Yellow Pages (won by Catalyst in nine of the past 10 years)

•    Gold Supplier award from Dow Jones and Company, owner of the Wall Street Journal, recognizing the Crofton Division

2007 SUSTAINABILITY REPORT     21

economic contributions

Sustainable operations on the scale of Catalyst’s are a major contributor to economic activity and well-being within the communities where mills are located with cascading benefits in the province as a whole.

Contributing to local and provincial economies	Property and other taxes paid

Catalyst contributes significantly to the economies of the communities and the province within which it operates, in the form principally of payroll, tax payments and purchases from suppliers. In 2007, these amounted to:

•       payroll of $304 million, providing income for an employee population of 3,038;

•       property and other taxes paid of $49.4 million, supporting the provision of public services by all levels of government; and

•       approximately $831 million in total purchases from some 4,000 suppliers, a significant proportion located within British Columbia.

($ millions)

22     2007 SUSTAINABILITY REPORT

During 2007, Catalyst purchased a diverse range of products and services from suppliers ranging from large multi-nationals to small proprietor-owned enterprises. Particularly noteworthy procurement-based economic impacts included:

•       energy purchases of $213 million, including electricity purchases of $152 million which made Catalyst the largest customer of the province’s public energy utility, BC Hydro; and

•       fibre and wood waste purchases of $350 million, representing eight per cent of the provincial harvest and making Catalyst one of the largest customers of the British Columbia forest industry.

Procurement decisions are based on factors which include the environmental and safety impacts associated with the products in question.

Catalyst has developed a detailed Sustainable Supply Chain Management Questionnaire for suppliers outside of North America. It addresses factors including human rights, freedom of association, and forced and child labour.

Catalyst’s current practice is to complete this questionnaire during onsite inspections involving at least two Catalyst employees. Development of a policy formalizing this practice was initiated in 2007.

Working with suppliers

Catalyst suppliers are located mainly in Canada and the United States. In addition to energy and wood fibre, major purchases include chemicals, fossil fuels, transportation, machinery, and a range of professional and consulting services.

Formal policies guide purchases of major inputs such as energy and fibre, and the use of certified fibre is subject to independent chain-of-custody tracking within Catalyst’s facilities. All purchases are also subject to Catalyst’s Code of Corporate Ethics and Behaviour.

Safeguarding access to a key input

Sawdust, residual chips, pulp logs and other fibre comprise the main raw material for pulp and paper production – and also the biomass feedstock with which Catalyst generates large volumes of energy (referred to as “hog fuel”).

Self-generation of energy from this carbon-neutral and renewable source is a vital element of Catalyst’s environmental performance and economic competitiveness.

There is growing recognition of the importance of biomass as an energy source, particularly given British Columbia’s aggressive greenhouse gas (GHG) reduction targets. Policies were under development at year-end with a view to encouraging biomass recovery and energy generation, and increasing competition for supplies was already evident.

During 2007, Catalyst provided input to the British Columbia government on such policies. It urged due regard for its need for continued cost-effective access to biomass and for the role its existing operations can play in the effective use of this resource.

2007 SUSTAINABILITY REPORT     23

environmental performance

By their nature, Catalyst’s operations leave an environmental footprint. The company lightens that footprint by making efficient use of resources, and through careful management of its outputs and their impacts.

2007 achievements

•     69 per cent reduction in greenhouse gas emissions (1990 baseline)

•     Launch of Catalyst Cooled manufactured carbon-neutral paper

•     Increased supply of FSC certified old newspaper use from 40% to 60% in the company’s recycled pulp manufacture

•     EcoLogo certification for bioenergy generation at Elk Falls

•     Multiple odour-reduction initiatives and 37 per cent decrease in particulates

2008 focal points

•     Increased rigour in carbon accounting and management

•     Continued engagement in multi-stakeholder water-management forums

•     Continued engagement with suppliers regarding forest management and conservation

•     Development of clean production initiative at mills

•     Strategic capital investments to enhance compliance and energy generation

24     2007 SUSTAINABILITY REPORT

environmental management

Sustainability involves a balance among social, economic and environmental considerations – although environmental management is of particular interest when industrial operations are involved. This is all the more true given heightened environmental awareness – particularly regarding climate change.

Stronger through partnerships

Catalyst’s environmental knowledge is extensive. Even so, Catalyst recognizes that effective and acceptable solutions are often best arrived at by engaging external interests and expertise – including both supporters and critics. The following are among the more significant and formalized of such partnerships pursued in 2007:

•      Catalyst continued to work with World Wildlife Fund Canada on various fronts – including development of a clean production initiative at Catalyst mills. This will involve a transition to measuring priority emissions rather than relying on emissions factors. The result will be clearer insight into Catalyst’s performance, and a sounder basis for improvement. The initiative exceeds regulatory requirements and represents a precautionary approach.

•                The Coast Forest Conservation Initiative comprises Catalyst and three other major forest companies, all of which collaborated with ForestEthics, Greenpeace and Sierra Club BC to finalize a land-use plan for British Columbia’s Great Bear Rainforest in 2006. Key milestone agreements were reached in 2007 defining specific deliverables and timelines for the transition to ecosystem-based management by March 31, 2009.

•                Catalyst continued its engagement with various groups representing important climate change-related expertise, including the Climate Group and the Pembina Institute. One focal point during 2007 was the identification of appropriate carbon offsets. (See page 31.)

Environmental management systems

All five of Catalyst’s mills and both of its Lower Mainland fibre reload facilities have environmental management systems (EMS) registered to the ISO 14001 standard.

An EMS involves extensive and carefully defined procedures and policies relating to management responsibility, employee training and awareness, communications, operating procedures, emergency preparedness, and document control.

Maintaining ISO registration requires ongoing self-assessment and third-party assessment. An independent re-certification takes place every three years, and independent and internal surveillance audits are conducted at each site at least annually.

The ISO process results in a regularly updated list of environmental improvement opportunities, which are prioritized based on impact, frequency and counter-measures, and used as a basis for continuous improvement.

2007 SUSTAINABILITY REPORT    25

Regulatory compliance

The ISO-driven continuous improvement cycle contributes to high levels of regulatory compliance at Catalyst facilities. In addition to ISO audits, Catalyst requires separate third-party compliance audits at its facilities every other year.

Whereas ISO audits focus on the effectiveness of the underlying management system, compliance audits assess actual outcomes relative to regulatory requirements.

This process has been in place since 1990, during which time the number and severity of findings has decreased. During 2007, efforts proceeded to address issues identified during 2006 compliance audits, which found substantial compliance and no new material deficiencies.

All non-compliances and “near misses” are investigated to ensure preventative measures are put in place.

Non-compliance events by emissions

(total company)

Investing in compliance

Powell River Division improved its compliance performance during 2007 (see page 50), but would have done much better had it not been for two power failures affecting a transmission line beyond the mill site in August. First a tree struck the line, and only days later lightening took it out of service.

This resulted in a loss of power to the mill’s effluent pumps, and in two releases of untreated effluent. That in turn resulted in two toxicity test failures and one temperature-related non-compliance.

Procedural changes at the essential services sub-station have been implemented to prevent recurrence in the short term. An $864,000 capital investment in 2008 will strengthen the mill’s power grid and help to prevent recurrence, despite the unusual nature of the triggering factors.

26     2007 SUSTAINABILITY REPORT

fibre

In British Columbia, trees are harvested for use in a wide range of construction applications. Catalyst uses the byproducts, such as wood chips and sawdust, and lower quality trees that are not good enough for the sawmill – thus turning waste into value-added products.

Catalyst’s fibre supply

Catalyst does not manage or harvest forests and obtains nearly all of its fibre from external suppliers. A small portion of its fibre originates from company- owned and leased plantations in British Columbia and Washington State, although these properties are being sold and returned to primarily agricultural use.

The majority of the fibre used by the company originates on the British Columbia coast. Approximately one-third originates in the province’s interior, and currently includes a significant volume from trees killed by the ongoing mountain pine beetle infestation. A smaller amount originates in the US Pacific Northwest. Catalyst does not use fibre from boreal forests.

The frequency and rigour with which pulp and paper customers apply environmental criteria to their purchases continue to increase. Under the terms of its fibre-supply policy, Catalyst requires fibre suppliers to regularly provide evidence that their forest-management and harvesting practices are sustainable.

This typically takes the form of registration with one of the major forest-management certification systems in North America – the Canadian Standards Association, the Sustainable Forestry Initiative,and the Forest Stewardship Council – which most of Catalyst’s major suppliers have in place.

Catalyst also engages with key suppliers to advance and ensure the sustainability of their forest practices.

Chain-of-custody certifications

Catalyst also has systems in place by which sustainability assurances pertaining to its fibre supply can be verifiably linked to specific products for the benefit of its customers. This takes the form of two types of independent chain-of-custody certification.

The Paper Recycling Division has Forest Stewardship Council certification in place, by which it can verify that de-inked pulp has been entirely derived from post- consumer sources. The division was able to increase the proportion of its total output to which this certification applies to 60 per cent in 2007, from 40 per cent in 2006.

All of Catalyst’s other production facilities have in place a PricewaterhouseCoopers chain-of-custody certification system, by which they can verify that select paper products contain 100 per cent fibre that was certified by any of the three major systems. Catalyst makes no claim for paper containing less than 100 per cent certified fibre.

Fibre type and percentages

2007 SUSTAINABILITY REPORT     27

Recycling and recycled content

Catalyst’s Paper Recycling Division is the largest facility of its kind in Western Canada. In 2007, it processed more than 170,000 tonnes of old newspapers, magazines, and telephone directories – including 72 per cent of all old newspapers collected in British Columbia and Alberta.

The prevalence of multi-stream collection programs,together with other recycling incentives, results in generally cleaner supplies in Western Canada. In response, Catalyst increased its locally sourced supplies (from Metro Vancouver and Vancouver Island) from 40 to 45 per cent in 2007.

These materials are processed into de-inked pulp, which is used at other Catalyst mills in the manufacture of various paper products. Total production in 2007 was approximately 142,400 tonnes.

This represented an increase of 1.5 per cent in the amount of de-inked pulp produced from a set amount of recovered material. This was achieved mainly by eliminating a cleaning stage which was determined to not be contributing to product quality.

Catalyst’s finished products had an average recycled content of six per cent in 2007. All of the company’s products are recyclable.

The Paper Recycling Division successfully transitioned during 2007 to producing de-inked pulp in crumb rather than baled form. Benefits include improved barge capacity and swifter delivery of product.

Recycling: strategic use of a scarce resource

Recovered newspapers and other feedstock for recycling facilities are in increasingly high demand and the supply is limited. Using more of this feedstock for one product therefore means there is less available for another.

Catalyst directs its available recovered fibre stream to those uses where it will go the furthest. This typically involves lower brightness grades such as directory and newsprint, where the fibre recovery rate is higher and chemical usage lower.

Better recovery programs will likely improve waste-paper availability over time. Whereas on average only 52 per cent of North American paper is currently recycled, some European cities recycle 75 per cent. Even so, some virgin fibre will always be required, given that paper fibres disintegrate after about five usages.

Recycled fibre quality

The quality of recycled fibre and the efficiency of its production are heavily influenced by the quality of the recovered materials used as inputs – particularly by the extent of contamination in the form of non-paper materials such as glue, plastics, wax and metals.

Catalyst continuously assesses sources of contamination and works with suppliers to minimize them. This has resulted in contamination levels well below a five per cent industry norm. However, there was an increase of 0.25 of a per cent in this level during 2007, to 1.14 per cent.

This is attributable to the use of more newspaper from single-stream collection programs. Such programs contrast with multi-stream approaches, in which households are asked to sort recyclables by type (paper, glass, etc.) for collection.

28     2007 SUSTAINABILITY REPOR

energy

Reducing total energy requirements and purchases, increasing use of biomass, and improving production efficiency help Catalyst achieve both environmental benefits and cost savings. Today 87 per cent of the energy used to make Catalyst products is from renewable sources.

Purchased electricity

Catalyst made total electricity purchases of $152 million in 2007. The large majority of these purchases were from BC Hydro, the provincial electricity utility, whose biggest single industrial customer is Catalyst.

Catalyst works continuously to reduce and optimize its purchased energy use. Doing so improves energy efficiency, saves money and minimizes the need for BC Hydro to import electricity from non-renewable sources.

Since 2006, BC Hydro has had in place a two-tiered pricing structure for major industrial customers such as Catalyst, which creates price incentives for conservation. BC Hydro also partners with Catalyst to support the company’s conservation efforts. This includes co-funding two recently created full-time energy manager positions at Catalyst mills.

Power Watchers committees at each of the mills also play a key role, particularly in improving employee awareness and ability to identify opportunities.

Simplification and energy savings

Pulp and paper mills are tremendously complex operations with long life spans. And their equipment configurations don’t necessarily remain in complete alignment with evolving raw materials, processes and product specifications.

This realization was the starting point for a kraft mill simplification project at Crofton Division in 2007, which resulted in removal of some 2,500 horsepower of unnecessary energy use and annual savings of some $1 million.

An operating specialist was assigned full time to identify redundancies and simplifications that would not compromise key performance indicators. Use of pulp storage tanks equipped with motorized agitators during the bleaching process, for example, was found to represent one among a number of such opportunities.

Conservation initiatives enabled Catalyst to reduce its purchased energy requirements by a further 1.9 per cent (relative to a target of two per cent) or 86,000 MWh in 2007. Some 47,300 tonnes of GHG generation would have been associated with that energy requirement had the reduction not been achieved. Improved demand management practices were also implemented and resulted in further cost savings.

Recent conservation initiatives have been largely small-scale and involved moderate or no capital investments – relating, for example, to lighting, compressed air, pumping and metering.

Purchased energy mix and renewability

2007 SUSTAINABILITY REPORT     29

Generated energy

The biomass Catalyst uses for self-generated energy is composed of bark, wood shavings, and sawdust (referred to as “hog fuel”) as well as wood residuals from the pulping process. Such energy generation is considered carbon neutral because it releases no more carbon into the atmosphere than it absorbs during its lifetime.

In 2007, Elk Falls Division obtained EcoLogo certification for its biomass generation under Environment Canada’s Environmental Choice program. This independent green certification was previously in place at Port Alberni and Powell River – with a total of 80 MW now certified company-wide – and the possibility of achieving it at Crofton remains under assessment.

A 13-week long strike affected the coastal logging companies that generate a large portion of Catalyst’s biomass fuel supply – this in turn resulted in increased use of fossil fuels and GHG emissions. Nevertheless, Catalyst’s energy mix remained at 87 per cent renewable content.

Port Alberni and Elk Falls divisions use small amounts of alternative supplementary fuels (tire-derived fuel and coal, respectively) to improve biomass combustion efficiency and emissions quality. Such usage is subject to permit-based volume limitations and monitoring.

Fossil fuels

Since 2002, fossil fuels usage is down 31 per cent based on gross energy value. However, the impacts on biomass supply in 2007 due to the labour dispute caused a 19 per cent annual increase in fuels use.

Managing island energy demand

In 2007, Catalyst continued its efforts to cooperate with BC Hydro to manage demand on Vancouver Island.

The 2007 program took a new and more targeted form. Catalyst has agreed to implement 100-MW curtailments during peak weekday hours – upon request from BC Hydro and with as little as four hours notice.

Coordinated procedures have been established so that the amount of demand each mill can drop on any given day is known, and so that curtailments can be implemented with minimal production impact.

Total fuel energy use (fossil fuels and biomass) (millions of GJ) Figures for 2005-2006 updated to include some fuels previouslyexcluded from the calculation at one division	Total electricity use (purchased and self-generated) (millions of MWh)

30   2007 SUSTAINABILITY REPORT

climate change

Switching to cleaner fuels and continuously improving production efficiency has helped Catalyst reduce greenhouse gas emissions and provided a basis for manufactured carbon-neutral products.

Climate change leadership

2007 was a turning-point year by many estimations, when various jurisdictions initiated concrete actions such as mandatory carbon-reduction targets and the development of cap-and-trade systems. These developments underscore the strategic value of Catalyst’s long-standing climate-change leadership, elements of which include:

•    Continued engagement in the Conference Board of Canada’s annual Carbon Disclosure Project – an assessment of corporate responsiveness to climate change-related risks and opportunities, supported by institutional investors with $41 trillion under management. In 2007, Catalyst was included in the new Climate Disclosure Leadership Index – the only forest products company in the index and one of just 11 companies from high carbon-impact sectors.

•     Membership in a key advisory committee whose work will inform the development of British Columbia’s new climate-change strategy, involving a legislated 33 per cent reduction from 2007 GHG emission levels by 2020.

2007 SUSTAINABILITY REPORT     31

•    Membership in the World Wildlife Fund’s Climate Savers program, through which Catalyst is committed to a 70 per cent reduction in absolute GHG emissions from 1990 levels by 2010 – a goal it first achieved in 2005, but fell short of by one per cent in 2007.

•     Membership in The Climate Group, a collaborative entity working to accelerate momentum towards a low-carbon economy, and whose members include companies, states and cities around the world that have demonstrated leadership in applying best practices and improving their performance.

Reducing GHG emissions

Catalyst monitors its GHG emissions against the 1990 Kyoto Protocol baseline year. In 2007, there were increases relative to 2006 in both absolute and intensity-based direct emissions at all operations except Elk Falls where production was curtailed. This resulted primarily from shortages of carbon-neutral biomass fuel, caused by the coastal logging strike and subsequent lumber production curtailment due to market conditions. Indirect emissions from purchased electricity stayed relatively level compared to 2006 at 143,600 tonnes CO2e.

Products for a low-carbon future

In June 2007, Rolling Stone magazine became the first mass-market magazine to print on manufactured carbon-neutral paper. Paper manufacturing accounts for most of a publication’s carbon footprint, and Catalyst made it possible for Rolling Stone to lighten its footprint in a substantial way.

The launch of Catalyst Cooled paper places Catalyst among the early movers in the effort to embed specific and verifiable carbon-related attributes in its products. While some service companies are also moving in this direction, it poses a greater challenge in manufacturing industries.

Catalyst was able to take this step not on the basis of any revolutionary new actions,

but primarily based on long-term efforts that have resulted in a 69 per cent reduction in its GHG emissions (from 1990 levels).

During 2007, Catalyst worked with a leading international carbon auditor, Det Norske Veritas, and engaged the Pembina Institute to assist with the selection of an offset for the small remaining carbon emissions associated with its manufacture of Rolling Stone’s paper. A British Columbia ecosystem restoration project was selected.

The Catalyst Cooled paper being used by Rolling Stone is produced at Catalyst’s Port Alberni Division, and the manufactured carbon-neutral offering is also available on paper grades made at the company's Powell River Division.

GHG emissions absolute (thousand tonnes CO2e)	GHG emissions intensity (kg CO2e per tonne)

32     2007 SUSTAINABILITY REPORT

Catalyst is committed to enhancing the rigour of its approach to carbon accounting and management in 2008. This will include, for example, quarterly monitoring of its GHG emissions and an expanded consideration of carbon impacts in procurement decisions.

Catalyst’s 2007 performance compares favourably with a 62 per cent reduction by the British Columbia pulp and paper industry as a whole, an achievement influenced significantly by Catalyst’s reductions, and a 44 per cent reduction by members of the Forest Products Association of Canada.

Catalyst has achieved this performance by maximizing self-generation of energy from carbon-neutral fuels, and through ongoing reductions in fossil fuel usage. (See the previous section, “Energy”, for details.)

Catalyst uses captured methane from an old municipal landfill adjacent to its Paper Recycling Division as an energy source. This reduces both electricity purchases and atmospheric releases of methane, which has a carbon equivalency that is 21 times higher than carbon dioxide. The recycling division expanded its methane use in 2007, with the conversion of one of its two power boilers.

Powell River: nearly fossil-fuel free

A comparative look at facility-specific performance among Catalyst’s operations (see pages 46-47) quickly indicates the extent to which the Powell River mill stands out on air-emissions performance.

The mill’s intensity-based carbon footprint (GHGs per tonne of production on a carbon-equivalency basis) is substantially lighter than the other three paper mills – most of which in turn are well below the Canadian industry average.

Powell River is in fact relatively close to being a fossil fuel-free industrial facility, having consumed 92 per cent renewable energy in 2007. This was achieved despite a three-fold increase in fossil-fuel usage over 2006 (and a corresponding increase in GHG emissions), due to biomass shortages and use of a back-up boiler.

Most of the mill’s typical fossil fuel use is associated with on-site vehicle use, with only modest use of natural gas as a supplemental fuel in its production processes.

The mill purchases electricity from BC Hydro, approximately 90 per cent of which is derived from renewable hydro-electricity, and from two local hydro-electric generating facilities that are 50 per cent owned by Catalyst. The mill also self-generates carbon-neutral energy from biomass, using a fluidized-bed boiler enabling this mill to achieve one of the best carbon emission profiles in the country.

Carbon footprints: GHG intensity

(kg CO2e per tonne)

2007 SUSTAINABILITY REPORT     33

    air

Catalyst recognizes the importance of air quality to the communities in which it operates and continuously upgrades its processes and equipment to improve results.

Maintaining air quality

Catalyst monitors local air quality at all paper mills to ensure operations remain within levels set with reference to human health and environmental protection.

On average in 2007, ambient air quality met provincial standards 97.7 per cent of the time for odourous sulphur compounds, and 99.9 per cent of the time for respirable particulate. Air quality results for all Catalyst mills are available online at http://a100.gov.bc.ca/pub/aqiis/air.summary.

Reducing odour

While significant progress has been made, reducing the odour produced by pulp and paper mills remains a key objective. Sulphur emissions (total reduced sulphur or TRS) are the focal point, as they are detectable in extremely small concentrations.

Initiatives and developments during 2007 included:

•      Elk Falls Division implemented more frequent and stringent evaluation of and responses to process issues contributing to TRS emissions from its main recovery boiler stack. Continuous sulphur dioxide monitoring of the recovery boiler emissions is also expected to be in place in early 2008.

•      Powell River Division saw an increase in odour complaints from the community. The use of a back-up boiler during maintenance work on the main boiler resulted in the stockpiling of sludge, which had odour impacts. Treatment and off site disposal options are under investigation for future maintenance periods.

In 2008, Powell River will apply to relocate its TRS monitor, to better align with the location of the smaller primary clarifier it began using, after a major upgrade of its waste water treatment system in 2006.

•      Crofton Division implemented a dual emissions-reduction initiative, in which it mixed vent stacks from its chlorine dioxide generator and from its brownstock pulp washer. The benefits of the resulting oxidization process have met expectations and reduced TRS emissions by eight per cent, and eliminated chlorine dioxide emissions from the chlorine dioxide generator.

 •     Crofton identified the specific mechanism that was causing its dilute non-condensable gas heater (part of its odour-control system) to fail. Preventative measures avoided any failures in 2007, and the heater will be replaced in 2008.

•      Crofton completed a 1.5-year period of operating an additional ambient air station in the mill parking lot. Data has provided a better understanding of the relative contribution to odours from the mill proper and the secondary clarifiers.

34  2007 SUSTAINABILITY REPORT

Reducing particulates

Particulates consist of extremely small air-borne particles originating from various types of combustion. Specific sources include industrial processes, motor vehicle use, wood stoves and backyard burning. Fuel quality, combustion efficiency and emissions-control efficiency are the key factors on which Catalyst has focused to reduce its particulate contributions.

Particulate monitoring adjacent to and at the Powell River Division’s landfill in 2007 continued to show levels within human health-based guidelines. This includes data from a new monitor installed in 2006. In response to community input, Powell River will apply in 2008 to re-locate additional monitoring equipment, currently situated at Cranberry Lake, to a school in the vicinity of the landfill.

Reducing dioxin and furan emissions

Wood that has been transported by floating ocean booms – a common practice along the British Columbia coast – becomes saturated with salt. When burned, salt-saturated fibre causes formation of organic compounds including dioxins and furans. Catalyst’s facilities are among a wide range of sources of trace amounts of these compounds, which are widely found in the environment.

Dioxin concentrations in power-boiler emissions at Catalyst paper mills increased in 2007, although corporate-wide emissions from all sources were down slightly due in part to lower production. At Elk Falls, where the largest increase occurred, the test period coincided with pulp and paper production curtailments and resulting operating-rate and combustion-efficiency impacts. Results are therefore not likely to be representative of performance over the full year. Concentrations at Port Alberni in late 2007 slightly exceeded a voluntary standard of 0.5 ng/m3 TEQ, and the division is working with a research institute to determine causes and corrective measures.

Powell River Division conducted a background study during 2007 in which it tested soil and vegetation samples for concentrations of dioxins, furans and metals. Soil concentrations were found to be below provincial health-based standards applying to park, residential and agricultural lands. Vegetation concentrations, which better represent current emissions, were significantly lower.

Total dioxin and furan emissions

(grams/year)

Based on actual test results; NPRI data may differ because they include other sources and utilize emissions factors

2007 SUSTAINABILITY REPORT     35

Permit amendments

From time to time, changes are made to the permits regulating emissions from Catalyst facilities. Developments in 2007 included:

•         Crofton Division received a final amended emissions permit on which it had been working with its Community Advisory Forum and the British Columbia Ministry of the Environment since 2005. The permit replaces one from 1991 and better reflects current operations, equipment configurations and performance.

•         Paper Recycling Division prepared an amendment application with respect to its current permit, which dates to 1992. It seeks to apply limits to a set of more standardized and significant emissions sources and to adjust emissions factors for consistency with the federal National Pollutant Release Inventory (NPRI).

As required by a 2005 permit amendment, Elk Falls Division will undertake an additional study in 2008 of its use of low-sulphur coal as a supplemental fuel.

Phasing out ozone-depleting substances

Crofton: odour complaints
continue on downward trend

Air quality has long been identified as a priority by the Community Advisory Forum at Crofton and, therefore, is an operational focal point at the mill. In 2007, emissions-related complaints decreased for the fourth consecutive year and were at a fraction of the level that occurred as recently as 2001.

Improvements in the mill’s air-quality performance are reflected in the more stringent regulatory limits that are part of the new permit the mill obtained in 2007. Mill management believes that better responses to complaints – and improved community dialogue more generally – have also contributed to the downward trend.

Recent and ongoing initiatives, such as the new data collected during 2007 on specific odour sources at the mill, will be a basis for continued improvement.

In 2007, 193 kg of ozone depleting substances (R22 refrigerant, a hydrochlorofluorocarbon (HCFC) ) was released from Catalyst operations. Catalyst has inventoried all HCFC use at its facilities and is working towards eliminating it. This is consistent with regulatory requirements designed to ensure Canada’s compliance with its commitment under the Montreal Protocol to end the use of HCFCs by 2020.

Total TRS (tonnes/year)	Total particulate (tonnes/year)

1   TRS increases occurred primarily at Crofton and were due to operational issues at one of the recovery boilers and at a pulping line.

Based on actual test results; NPRI data may differ because they include other sources and utilize emissions factors

36  2007 SUSTAINABILITY REPORT

   water

Catalyst operates in a region blessed with extensive freshwater sources. Protecting that resource means reducing water use, improving the quality of water returned to the environment, and protecting water quality in areas adjacent to mills.

Water use

There is a growing recognition of the fundamentally important and finite nature of water resources, even in regions where there’s a seeming abundance. Companies, institutions and individuals are becoming more conscious of the scope and impacts of their water use.

Catalyst has achieved reductions in water-use intensity over the last several years, based largely on improved operational controls. This advances conservation, while also reducing pumping and heating costs and effluent-treatment requirements.

Overall, water use intensity in 2007 remained almost unchanged, decreasing by one cubic metre per tonne. Intensity increased at Crofton and Elk Falls. At Elk Falls, this was due to production curtailments, which are paralleled by but are not proportionate to water use reductions. Intensity was unchanged at the Paper Recycling Division, while decreases were achieved at Port Alberni and Powell River.

Discharges

With the exception of the Paper Recycling Division, which makes use of a municipal sewage system, all Catalyst facilities discharge treated waste water into local water

2007 SUSTAINABILITY REPORT     37

bodies. These releases are subject to strict requirements set out in provincial and federal permits, and Catalyst works to continuously improve the quality of its discharges.

Discharges consist of water that has either been used within production processes or been captured by on-site storm water systems. Prior to release, it undergoes both primary treatment, during which solids are allowed to settle out, and secondary treatment, during which micro-organisms are used to reduce biochemical oxygen demand (BOD) and toxicity.

The Paper Recycling Division submitted an application to Metro Vancouver in 2007 to amend its permit to reflect current equipment and effluent-sampling locations, and to remove an anomalous toxicity-testing requirement, which is not normally applied to facilities that discharge into municipal sewage systems. A decision is expected in 2008.

Crofton wetlands

Discussions began in 2007, regarding a possible sale of some 500 acres of estuary lands adjacent to the Crofton mill to Ducks Unlimited. The lands, which are now surplus to mill requirements, are rich in wildlife and wetland characteristics and are within an area Ducks Unlimited has identified as a priority for additional conservation.

Ducks Unlimited has a track record of maintaining both conservation values and appropriate land use, which in this case would likely include existing lease-based agriculture. Catalyst previously sold surplus estuary lands to Ducks Unlimited elsewhere on Vancouver Island.

Local water quality

Beyond ensuring that its own discharges are benign – and in recognition of the scope of its own water use – Catalyst is actively engaged in various broader water-management initiatives.

At some locations, this includes specific management responsibilities such as those associated with operation of the Crofton weir, which regulates water flow out of Cowichan Lake, and with two dams in the Port Alberni area. (A transfer of ownership of these dams to the Hupacasath First Nation is being negotiated, see page 15.)

Catalyst continued its involvement during 2007 with two major multi-stakeholder water-management efforts:

•               The Cowichan Basin Water Management Forum, which began its work in 2005, presented a water-management plan in 2007. The plan identifies issues, goals and management options. It was under review by stakeholders at year-end. Catalyst participated in the development of the plan, has endorsed it, and anticipates taking part in its implementation during 2008.

Company average water use (m3/ tonne)	Total BOD (thousands of tonnes/year)

38 2007 SUSTAINABILITY REPORT

•  Work began on the formal development of a Somass Basin Water Management Plan, which is modeled on the work done in the Cowichan Basin. In addition to Catalyst’s Port Alberni Division, participants in this process include federal and provincial ministries, First Nations, local governments, and sports and commercial fisheries interests. A plan will likely be completed in 2009.

Other more specific water quality-improvement initiatives undertaken during 2007 included:

•   After completing dredging at its barge unloading area, Elk Falls Division installed new equipment to improve monitoring for wood spillage. Audits also identified factors contributing to spillage, and upgrades to one of the barge ramps are anticipated in 2008 as a result.

•   Elk Falls also implemented various measures to improve surface-water management in the vicinity of its hog-fuel storage area, minimizing the possibility of storm water bypassing the mill’s effluent treatment system.

•   Port Alberni Division, in cooperation with the City of Port Alberni, removed a culverted road crossing along Dry Creek, which runs through the mill site. This has returned the waterway to a more natural condition for salmon migration.

•   Replacement of a retaining wall between the hog-fuel pile and a fish-bearing creek at Port Alberni was deferred to 2008, so that engineering issues can be resolved and the work done during the best seasonal window. An assessment of the mill’s effluent dispersal flume with a view to its possible replacement is also planned in 2008.

Tracking the effects of discharges on water quality

Field studies were conducted during 2007 at each of Catalyst’s four paper mills, as required under the federal Environmental Effects Monitoring (EEM) Program. EEM involves a continuous three-year cycle of study design, implementation and interpretive reports.

The intent of the program is to go beyond “end-of-pipe” regulation, and to evaluate potential impacts on the receiving environment – more specifically, on fish and fish habitat, and on human use of fisheries resources. Findings reflect the adequacy of existing pollution-control regulations and measures.

EEM studies have location-specific focal points, which in the case of Catalyst facilities include the health of fish, shellfish and invertebrates; concentrations of contaminants in fish and shellfish tissue; and the chronic toxicity of effluent. Community input is sought with respect to study design.

Catalyst undertakes additional annual monitoring of dioxin and furan levels in sediments and crabs at Crofton and Elk Falls, in cooperation with federal agencies.

Total TSS (thousands of tonnes/year)

Total AOX

(tonnes/year)

1         Increased production and operational changes are possible contributing factors to the increase in AOX levels at Elk Falls, while the reasons for the increase at Crofton were undetermined at the time this report was prepared; indications of external lab-testing irregularities were under investigation.

2007 SUSTAINABILITY REPORT     39

solid waste

Catalyst reduces solid waste disposal by making efficient use of materials that might otherwise be sent to landfills.

Solid waste disposal

Major forms of solid waste typically produced during paper and pulp manufacturing include boiler wood ash, lime mud from the recausticizing process, sludge from effluent treatment and de-inking processes, and proportionately small amounts of unusable wood refuse.

All feasible opportunities are pursued to reuse and recycle solid wastes, either within Catalyst facilities or by working with external facilities and end-users. Combustible wastes are used for energy generation when technically and environmentally feasible. Other non-recyclable waste materials are sent to landfills owned and managed by Catalyst.

During 2007, Catalyst continued to refine and advance its proposal to expand its Powell River landfill, and engaged in extensive community consultations.

Various work, including community and First Nations consultations, was also undertaken with respect to an application to expand the landfill at Elk Falls. Catalyst expects to make its final submissions on this application in 2008.

Total solid waste to landfill

(thousands of m3/year)

Landfill application demands
high transparency

Catalyst’s application to expand the landfill on its Powell River property stems from the discontinuance in 2006 of a long-standing practice of shipping waste flyash to Washington State for disposal – a practice that had become uneconomic.

The specific site and configuration of the proposed expansion were arrived at partly on the basis of community input. Nevertheless, the application continued to attract opposition from some residents in 2007.

Catalyst has responded with a high level of transparency with respect to the specifics of its application and the rationale for it. The company has hosted open houses, placed advertisements, and had meetings with elected officials and a range of other community groups. Some 100 responses were sent to individual residents who raised questions and concerns.

The potential for harmful leachate from the landfill site has been among the questions raised. The extent to which Catalyst has assessed this and other concerns extends beyond regulatory requirements. Catalyst’s assessment has generated data-based conclusions leaving the company with no doubt as to the environmental soundness of its proposal.

At year-end, Catalyst’s complete expansion application was under assessment by the British Columbia Ministry of the Environment.

40     2007 SUSTAINABILITY REPORT

Other initiatives during 2007 included:

completion during 2007. Testing was under way at year-end to determine whether knot combustion is contributing to the corrosion problem.

•      Treatment options were explored for 1,800 cubic metres of oil-contaminated soil at Crofton resulting from a spill in June 2006. On-site bio-remediation is anticipated and will be undertaken at the site where dredged material is currently stockpiled, and subsequent to its removal.

•      Removal of asbestos, previously used as piping and equipment insulation, continued at Port Alberni Division. Preparatory work also began to facilitate demolition of out-of-service recovery boilers, prior to which asbestos removal will be required.

•      Paper Recycling Division continued to sell waste sludge as a growing medium for turf farms, although in reduced volumes relative to 2006 due in part to the higher pulp yields from recovered paper and lower sludge production. New provincial regulatory guidelines for the use of such material may expand the market.

• Unnecessary fuel oil, waste oil and propane tanks were taken out of service at both Crofton and Port Alberni divisions.

Waste reduction: day-to-day and office-by-office

Waste reduction is a good example of an objective that applies not just at the level of large-scale industrial wastes, but also at the level of each individual work station.

Comprehensive blue-box collection programs throughout Catalyst facilities and offices enable all employees to minimize the waste contributions of their own activities. Employee input is also sometimes the basis for identifying larger-scale opportunities.

An example is a 2007 initiative by which much higher rates of return of used dunnage from railcar shipments have been achieved, with the Paper Recycling Division taking over the return and sorting of these cardboard packing materials. This initiative leverages some of the advantages of Catalyst’s transportation network, and is a value-add for customers, who used to have to dispose of used dunnage themselves.

The returned material can be re-used several times, following which it becomes an input for containerboard manufacturing at Elk Falls.

•      Some 3,000 cubic metres of material dredged at Crofton Division was stockpiled at year-end and a similar volume was combusted for energy generation. This material was dredged during installation of off-loading facilities for de-inked crumb pulp. Testing in 2007 indicated its likely suitability for use as landfill cover, and this is expected to be confirmed in 2008.

Cleaning up contaminants

Catalyst continuously monitors for the impacts of contaminants, arising mainly from the operation of its facilities during earlier periods. The company also monitors for potential sources of future contamination, and takes remedial action when necessary.

Special handling or disposal requirements associated with any wastes generated by Catalyst are implemented in full compliance with regulatory provisions and the company’s environmental management systems.

Contamination-related initiatives during 2007 included:

•      Crofton Division made progress toward its target of eliminating a stockpile of knots (dense, uncooked wood chips impregnated with cooking liquor), although potential boiler corrosion prevented

2007 SUSTAINABILITY REPORT     41

42     2007 SUSTAINABILITY REPORT

social performance data

Employment
	2007		2006	2005	2004	2003
Employees [1]	3,038		3,673	3,781	3,806	3,836
Total payroll ($millions) [2]	304		316	317	321	305

Health and safety
	2007		2006	2005	2004	2003
Medical incidents [3]	114		122	105	125	123
Lost-time injuries [4]	62		47	42	42	49
Medical incident rate [5]	3.67		3.62	3.03	3.43	3.28
Lost-time injury frequency [6]	2.00		1.39	1.21	1.15	1.31
Severity [7]	118		57	40	33	48

Communities
($ thousands)	2007		2006	2005	2004	2003
Total charitable donations [8]	239		320	345	313	257
Total United Way donations [9]	300	[10]	460	443	420	331

1    Employee figures for 2006-2007 are as of January 1 (2007 and 2008, respectively) to account for acquisition and restructuring impacts; figures include vacancies

2    Payroll figures include all salaries and wages paid, excluding benefits and severance; figures for 2003-2006 have been updated to reflect these criteria

3    Incidents requiring medical attention

4    Incidents requiring employees to miss work

5    Number of medical incidents per 200,000 hours worked

6    Number of lost-time injuries per 200,000 hours worked

7    Average number of days injuries caused employees to miss work

8    Donations to Canadian and US charities as reported for tax purposes

9    Employee plus corporate donations

10  2007 figure includes amounts raised at Elk Falls during a deferred 2007 campaign extending into January 2008

2007 SUSTAINABILITY REPORT     43

economic performance data

Production
(thousands of tonnes)	2007	2006	2005	2004	2003
Paper	1,528.2	1,687.5	1,648.8	1,757.8	1,731.2
Pulp	601.8	624.3	590.9	544.0	537.7
Total	2,130.0	2,311.7	2,239.7	2,301.8	2,268.9

Financial
($ millions)	2007	2006	2005	2004	2003
Sales	1,714.6	1,882.5	1,823.9	1,878.2	1,820.5
Operating earnings (loss)	(149.4)	3.9	(25.1)	(31.3)	(111.6)
Net earnings (loss)	(31.6)	(15.9)	(25.6)	(28.6)	(84.5)
Total assets	2,453.4	2,637.7	2,695.9	2,745.9	2,816.4

Customers
	2007	2006	2005	2004	2003
Evaluations
vs industry average
Coated paper	above	above	below	above	NA
Uncoated paper	above	above	above	below	NA
Directory paper	above	above	above	at	NA
Newsprint	at	below	below	above	NA
Complaints received	1,136	1,194	1,255	1,388	NA
Claims paid ($ millions)	$1.41	$1.44	$3.78	$3.36	NA

Taxes
($ millions)	2007	2006	2005	2004	2003
Property taxes
Crofton	8.8	8.3	8.0	7.9	7.9
Elk Falls (Campbell River, BC)	8.0	8.1	8.1	8.4	8.4
Paper Recycling (Coquitlam, BC)	1.4	1.4	1.3	1.3	1.2
Port Alberni	7.2	7.4	7.4	7.7	7.7
Powell River	6.1	6.1	6.3	6.5	6.8
Head office and other [1]	0.8	0.2	0.5	0.5	2.8
Total	32.3	31.5	31.6	32.3	34.8
Other taxes [2]	17.1	22.0	23.9	23.5	25.4

Research and development
($ millions)	2007	2006	2005	2004	2003
	2.9	2.7	2.6	2.6	2.5

1 2004 figure reflects a rebate received after an appeal of 1996-1999 property taxes by head office landlord

2 Includes income taxes, large corporation capital taxes, and provincial capital, logging and sales taxes

NA – Not available

44     2007 SUSTAINABILITY REPORT

environmental performance data

Total key materials used as tonnes

Under The Global Reporting Initiative’s G3 core indicator EN1% [1]		2007	2006	2005	2004
Water [2]		175,027,227	193,620,156	202,775,937	197,664,537
Wood chips and pulping logs	60.1	2,304,028	2,484,084	2,770,754	2,981,357
Hog fuel	18.1	694,515	863,807	872,611	882,287
Old newspapers and magazines	4.4	170,272	173,195	165,781	176,999
Fossil fuels [3]		127,928	130,081	118,210	144,611
Precipitated Calcium Carbonate [4]		116,391	125,602	104,309	103,613
Oxygen [4]		103,684	101,762	97,192	132,705
Clay [4]		81,057	73,393	66,512	55,159
Sodium Hydroxide [4]		53,778	57,643	56,309	55,306
Sodium Chlorate		34,950	34,374	32,843	33,704
Hydrogen Peroxide		28,155	25,579	28,445	27,750
Sulphuric Acid		27,888	28,553	24,708	26,386
Sulphur Dioxide		12,771	17,452	20,315	20,242
Silicate		16,301	15,971	16,296	16,588
Starch		13,714	15,318	8,739	9,858

1 Percentage of raw materials sourced from waste not including water consumption in total weight

2 Water is typically presented as m3. In this case, 1 m3 of water is approximately 1 tonne

3 Fossil fuels are typically reported as gigajoules of heating value. These weights, required under GRI reporting, do not reflect the true heat content of the fuels basket for each year.

4 Figures for 2004 updated to reflect accounting adjustments

Solid waste to landfill

(cubic metres per air-dried tonne)	2007	2006	2005	2004	2003
Crofton	0.054	0.074	0.070	0.070	0.060
Elk Falls [1]	0.094	0.065	0.064	0.061	0.085
Paper Recycling	0.102	0.130	0.080	0.150	–
Port Alberni	0.070	0.076	0.086	0.061	0.077
Powell River [2]	0.028	0.034	0.040	0.032	0.032

1 Figures for 2003-2005 updated to reflect accounting adjustments

2 Figures for 2003-2006 updated to reflect accounting adjustments

A complete glossary of terms and definitions is on page 53

2007 SUSTAINABILITY REPORT     45

Reported total NPRI emissions (not including speciated PAHs or Part 5 VOCs)

Substance (tonnes)	2006	2005	2004	2003	2002
Sulphur Dioxide	5,037	3,351	4,706	3,057	2,598
Carbon Monoxide	3,249	3,825	3,627	3,919	5,019
Nitrogen Oxides	2,587	2,585	2,647	2,593	2,975
Volatile Organic Compounds – total	1,388	1,403	1,441	1,618	–
Total Particulate	1,043	1,105	1,320	892	1,010
Hydrochloric Acid	988	971	824	869	1,148
PM10	685	604	716	675	905
Methanol	674	651	663	1,237	936
Phosphorus	619	700	528	451	–
PM 2.5	472	420	493	468	741
Nitrate Ion	218	405	429	400	446
Manganese	375	420	417	287	296
Ammonia	356	318	257	219	201
Hydrogen Sulphide	123	123	112	118	168
Zinc	74	85	77	71	45
Acetaldehyde	43	43	37	53	62
Phenol	34	43	27	23	6
Carbonyl Sulphide	26	26	10	–	–
Sulfuric Acid	12	12	10	16	16
Chlorine Dioxide	13	14	6	6	6
Chloromethane	14	14	–	13	17
Cresol	10	–	–	–	–

(kilograms)
Lead	3,023	2,794	2,564	1,951	1,930
Arsenic	1,114	813	770	706	510
Sum of PAHs (17)	564	551	498	495	334
Hexavalent Chromium Compounds	502	424	365	459	793
Cadmium	275	267	288	340	301
Mercury	3	7	10	19	25

(grams)
Hexachlorobenzene (HCB)	750	426	415	636	312
Dioxins & Furans	57	60	68	59	87

Annual releases to air, water, land and disposal or recycling are reported to Environment Canada under the National Pollutant Release Inventory (NRPI) program each May for the preceding calendar year. Emissions are based on actual measures or defensible estimates and are reported if levels surpass specific thresholds. Data for all sectors – industrial, government, commercial and others – is available at www.ec.gc.ca/pdb/npri.

Part 5 VOCs will be considered in future reports as part of the company’s clean production initiatives. Data is currently available on the Environment Canada web site noted above.

Data is not included [–] in instances where reporting was not required by the regulator

A complete glossary of terms and definitions is on page 53

46     2007 SUSTAINABILITY REPORT

Air emissions (by mill)

	2007	2006	2005	2004	2003
Crofton
Total GHGs as kg CO2e/year	149,054,000	127,991,000	127,325,000	153,407,000	187,677,000
Total GHGs as kg CO2e/adt	193	175	166	196	255
Particulate matter kg/day	722	1,059	850	1,235	1,050
Particulate matter kg/adt	0.34	0.53	0.40	0.58	0.50
Sulphur Oxides kg/day [1]	11,026	11,324	6,210	9,281	4,687
Sulphur Oxides kg/adt [1]	5.20	5.64	2.96	4.34	2.32
TRS kg/day	245	195	207	209	205
TRS kg/adt	0.116	0.197	0.195	0.175	0.179
Power Boiler Dioxin ng/m3 TEQ	0.094	0.046	0.078	0.320	0.290
Ambient TRS% compliance
A level 24 hr average	93.5	92.4	95.8	97.8	89.8
Ambient PM2.5 98th percentile (ug/m3)	13.7	13.6	14.5	NA	NA
Ambient PM10% compliance A level	99.57	99.99	100	100	100
Elk Falls
Total GHGs as kg CO2e/year	170,967,000	213,800,000	185,201,000	239,409,000	287,636,000
Total GHGs as kg CO2e/adt	248	257	229	299	351
Particulate matter kg/day	1,215	2,019	2,005	1,995	1,748
Particulate matter kg/adt	0.54	0.84	0.84	0.86	0.78
Sulphur Oxides kg/day	1,346	1,734	2,093	2,607	2,716
Sulphur Oxides kg/adt	0.60	0.76	0.95	1.19	1.19
TRS kg/day	176	171	165	146	227
TRS kg/adt	0.19	0.22	0.23	0.28	0.20
Power Boiler Dioxin ng/m3 TEQ	0.368	0.127	0.043	0.047	0.054
Ambient TRS% compliance
A level 24 hr average	99.7	98.6	99.5	97.3	69.0
Ambient PM2.5 98th percentile (ug/m3)	13.1	12.8	25.7	NA	NA
Ambient PM10% compliance A level	100	100	100	99.2	100
Paper Recycling
Total GHGs as kg CO2e/year	7,653,240	5,603,000	8,173,113	7,054,236	7,613,738
Total GHGs as kg CO2e/adt	54	40	56	47	56
Particulate matter kg/day	58	65	67	94	103
Particulate matter kg/adt	0.15	0.15	0.17	0.20	0.25
Sulphur Oxides kg/day	1.820	1.893	0.082	1.370	0.110
Sulphur Oxides kg/adt	0.0046	0.0043	0.0002	0.0034	0.0003

1   2006 figures updated to correct for calculation error; recent monitoring changes are expected to improve ability to manage for SO2 reductions adt – Air-dried tonnes

NA – Not available

A complete glossary of terms and definitions is on page 53

2007 SUSTAINABILITY REPORT     47

Air emissions (by mill)

	2007	2006	2005	2004	2003
Port Alberni
Total GHGs as kg CO2e/year	61,619,000	44,977,000	52,844,000	61,231,000	66,268,000
Total GHGs as kg CO2e/adt	215	134	153	139	155
Particulate matter kg/day	40	98	107	215	121
Particulate matter kg/adt	0.040	0.100	0.114	0.180	0.097
Sulphur Oxides kg/day	477	603	660	900	876
Sulphur Oxides kg/adt	0.50	0.65	0.70	0.74	0.74
Power Boiler Dioxin ng/m3 TEQ	0.41	0.36	0.12	0.17	0.17
Ambient PM10 % compliance A level	100	100	100	100	100

Powell River
Total GHGs as kg CO2e/year	41,621,000	22,917,000	24,978,000	33,023,000	23,134,000
Total GHGs as kg CO2e/adt	85.9	48.9	56.1	77.5	50.5
Particulate matter kg/day	33	28	9	23	3
Particulate matter kg/adt	0.02	0.02	0.01	0.02	0.01
Sulphur Oxides kg/day	189	126	235	112	143
Sulphur Oxides kg/adt	0.143	0.098	0.193	0.096	0.114
Power Boiler Dioxin ng/m3 TEQ	0.031	0.023	0.016	0.030	0.051
Ambient TRS % compliance
A level 24 hr average	100	100	100	100	99.95
Ambient PM2.5
98th percentile (ug/m3)	6.9	14	7	NA	NA
Ambient PM10 % compliance A level	100	100	100	100	100

NA – Not available

A complete glossary of terms and definitions is on page 53

48     2007 SUSTAINABILITY REPORT

Effluent (by mill)

	2007	2006	2005	2004	2003
Crofton
TSS kg/day	2,731	3,376	3,311	3,674	3,400
TSS kg/adt	1.3	1.7	1.5	1.8	1.6
BOD kg/day	864	1,230	1,270	1,566	1,600
BOD kg/adt	0.41	0.61	0.59	0.76	0.76
AOX kg/day [1]	448	305	330	422	372
AOX kg/adt [1]	0.41	0.31	0.31	0.33	0.34
2378TCDD ppq	ND	ND	ND	ND	ND
2378TCDF ppq	ND	ND	ND	ND	ND
Trout toxicity % compliance	100	100	100	94	100

Elk Falls
TSS kg/day	3,737	3,590	4,970	4,950	4,631
TSS kg/adt	1.97	1.58	2.25	2.26	2.06
BOD kg/day	2,404	2,600	5,000	4,150	4,978
BOD kg/adt	1.26	1.14	2.26	1.89	2.21
AOX kg/day [1]	248	199	220	231	359
AOX kg/adt [1]	0.33	0.25	0.35	0.41	0.45
2378TCDD ppq	ND	ND	ND	ND	ND
2378TCDF ppq	4.1	ND	ND	ND	13
Trout toxicity % compliance	100	100	96	94	100

Paper Recycling
TSS kg/day	713	396	428	387	470
TSS kg/adt	1.82	0.90	1.06	0.96	1.25
BOD kg/day	1,210	1,103	603	467	702
BOD kg/adt	3.07	2.51	1.50	1.15	1.74
Trout toxicity % compliance	NA	100	100	100	100

Port Alberni
TSS kg/day	389	354	500	1,060	790
TSS kg/adt	0.48	0.38	0.55	0.91	0.70
BOD kg/day	305	400	450	700	550
BOD kg/adt	0.38	0.43	0.49	0.60	0.48
Trout toxicity % compliance	100	100	100	100	100

Powell River
TSS kg/day	1,991	2,465	2,400	2,100	900
TSS kg/adt	1.5	1.9	1.7	1.5	0.5
BOD kg/day	797	778	1,000	700	300
BOD kg/adt	0.6	0.6	0.7	0.5	0.2
Trout toxicity % compliance	96.6	100	100	100	100

1          Increased production and operational changes are possible contributing factors to the increase in AOX levels at Elk Falls, while the reasons for the increase at Crofton were undetermined at the time this report was prepared; indications of external lab-testing irregularities were under investigation

ND – Non-detectable (test result below two parts per quadrillion)

NA – Not applicable

A complete glossary of terms and definitions is on page 53

2007 SUSTAINABILITY REPORT     49

Water and energy use (by mill)

	2007	2006	2005	2004	2003
Crofton
Water use m3/adt	68	65	68	66	74
Fuel energy usage GJ	16,375,533	17,946,830	17,290,671	17,465,973	17,116,051
Fuel energy intensity GJ/adt	21.17	24.50	22.58	22.36	23.21
Electricity usage MWh	1,264,041	1,364,452	1,312,911	1,272,867	1,132,266
Electricity intensity MWh/adt	1.63	1.71	1.71	1.63	1.48

Elk Falls
Water use m3/adt	70	68	68	73	79
Fuel energy usage GJ	12,313,942	15,778,439	14,609,573	14,140,120	18,126,460
Fuel energy intensity GJ/adt	17.83	18.99	17.30	17.63	22.11
Electricity usage MWh	1,519,768	1,859,371	1,838,519	1,609,245	1,538,793
Electricity intensity MWh/adt	2.20	2.24	2.28	2.01	1.87

Paper Recycling
Water use m3/adt	9	9	12	11	11
Fuel energy usage GJ	128,433	137,617	172,284	151,746	162,881
Fuel energy intensity GJ/adt	0.90	0.97	1.18	1.02	1.21
Electricity usage MWh	67,033	67,326	71,286	73,441	68,950
Electricity intensity MWh/adt	0.47	0.48	0.49	0.50	0.51

Port Alberni
Water use m3/adt	86	95	101	99	101
Fuel energy usage GJ	4,576,657	5,642,218	6,386,313	7,041,370	6,712,225
Fuel energy intensity GJ/adt	15.96	16.77	19.09	15.93	15.67
Electricity usage MWh	706,895	835,365	883,288	979,781	953,860
Electricity intensity MWh/adt	2.39	2.49	2.64	2.29	2.30

Powell River
Water use m3/adt	78	87	96	98	91
Fuel energy usage GJ [1]	6,325,759	6,998,712	6,702,903	6,522,138	6,299,629
Fuel energy intensity GJ/adt [1]	13.05	14.94	15.06	15.32	13.75
Electricity usage MWh	1,382,634	1,364,746	1,339,364	1,215,656	1,197,859
Electricity intensity MWh/adt [2]	2.85	2.91	3.01	2.86	2.75

1   Figures for 2005-2006 updated to include some fuels previously excluded from the calculation

2   Figure for 2006 updated to reflect accounting adjustments

GJ – Gigajoules

MWh – Megawatt-hours

Fuel energy measures include all purchased fuels and self-generated biomass (black liquor); electricity measures include all purchased and self-generated electricity

A complete glossary of terms and definitions is on page 53

50     2007 SUSTAINABILITY REPORT

APPENDIX 1

significant non-compliance events

Crofton Division

•      Three TRS-related non-compliances were a result of high emissions from the brownstock pulp washer. Emissions from this stack and emissions from the chlorine-dioxide generator stack were subsequently mixed, resulting in an oxidization process that is significantly reducing TRS emissions.

•      Two other TRS-related non-compliances were a result of high emissions from the mill’s number three recovery boiler.

•                   New instrumentation on the mill’s bleach plant stacks indicated higher chlorine dioxide emissions than previous instrumentation had, and during 2007 this resulted in a single ongoing non-compliance relative to a new limit in the division’s amended permit. An emissions-reduction plan is expected to bring emissions within permit levels by the end of 2008.

•      A non-compliance originated with ongoing challenges associated with obtaining real-time measurements of TRS and sulphur dioxide at the mill’s recovery boiler stacks. Options for improved measurement will continue to be explored in 2008.

Elk Falls Division

•      The mill had a permit non-compliance when treated effluent exceeded the maximum pH level – in part as a result of conditions associated with a complete mill shutdown. Preventative steps included ensuring the continual availability of pH-balancing chemicals.

•      A further non-compliance resulted from high sulphur content in coal supplies in the final quarter of the year. The supplier committed to bring the levels to within permit requirements within the first quarter of 2008. Usage was being limited and sulphur loading monitored in the interim.

•      The mill experienced two reportable spills. The first involved some 800 kg of precipitated calcium carbonate, spilled when the fitting on an off loading hose failed. The second involved an estimated nine tonnes of sawdust that spilled from a barge that listed during a storm.

Paper Recycling Division

•      The division had a non-compliance event (extending over multiple days) relative to a new total suspended solids limit. This was the combined result of two occurrences that affected effluent treatment efficiency – a leak of acidic material and a hole in the sludge-handling system. Production was curtailed while treatment efficiency and equipment integrity were restored, and TSS compliance was re-established within 10 days.

Port Alberni Division

•      A reportable spill occurred when approximately 2,000 litres of untreated paper machine effluent was accidentally discharged into a creek via a storm drain during maintenance work. Enhanced containment infrastructure and signage were put in place to prevent recurrence.

•      A minor reportable release occurred when 20 kg of ozone-depleting R22 refrigerant escaped from a cooling system. All fittings on the cooling system were replaced.

Powell River Division

•      Separate power failures affecting effluent pumps resulted in two releases of untreated effluent, which caused two failed toxicity tests and one temperature-related permit non-compliance. (See page 25.)

•      Two other releases involved sulphur dioxide and bunker C oil, and both resulted from procedural errors. The first occurred when a check valve was improperly left open during maintenance procedures. The second involved oil which is being recovered from an on-site spill occurring 30 years ago, and occurred when an oil-water separator was operated with insufficient frequency.

Catalyst’s responses to the above-noted non-compliance events have been reported to regulatory authorities. No fines or non-monetary sanctions had been imposed in connection with any of them at year-end.

2007 SUSTAINABILITY REPORT     51

APPENDIX 2

supplemental information

The following miscellaneous information relates to various aspects of corporate performance which are recommended for disclosure in reports of this nature, and that are not specifically addressed elsewhere in this report.

•      Precautionary Principle Catalyst routinely undertakes actions to improve specific aspects of its environmental performance on the basis of possible (as opposed to known) impacts – particularly in the context of emissions, effluents and solid wastes. Improved monitoring through a clean production initiative (see page 24) will further advance the application of the precautionary principle.

•      Infrastructure and Services of Public Benefit Catalyst maintains and operates water-management infrastructure, including a weir and dams, to meet multiple needs, and its Crofton operation provides drinking water for the local community.

•      Indirect Energy Consumption Catalyst tracks indirect energy consumption associated with its purchased electricity, as well as the resulting GHG emissions. Catalyst does not have systems in place to track sources or GHG emissions associated with its indirect energy consumption more broadly.

•      Biodiversity Impacts Catalyst manages no forest lands and is in the process of divesting surplus land at its mill sites and elsewhere. It operates within regulatory requirements intended in part to safeguard habitat, and is actively engaged with its fibre suppliers on forest conservation and management issues.

•     Employee Turnover Catalyst does not have systems in place to track levels of employee turnover.

•      Freedom of Association, Child Labour, Forced Labour Catalyst operates within British Columbia, Canada – a jurisdiction where freedom of association, including the right to engage in collective bargaining, is protected by law. British Columbia is considered to be at low risk for the occurrence of child or forced labour, in part given detailed legal provisions regulating ages and conditions of employment.

•      Corruption Catalyst’s Code of Corporate Ethics and Behaviour contains specific anti-corruption provisions relating to bribery, prohibited benefits, and conflicts of interest.

•      Public Policy and Relations with Government Catalyst routinely participates in public policy consultations and provides input to governments with respect to regulatory matters relevant to its operations. It occasionally purchases tickets for events sponsored by a variety of political parties and candidates. All political contributions must be approved by Catalyst’s board of directors. Catalyst was not in receipt of any significant financial assistance from government in 2007.

•      Product Stewardship and Safety Catalyst engages with its customers with respect to product stewardship as interests and opportunities are identified. Catalyst products are benign from a safety standpoint, and its customers are well-versed in their handling and use.

52     2007 SUSTAINABILITY REPORT

APPENDIX 3

UN Global Compact/GRI indicators index

The United Nations Global Compact is the world’s largest voluntary corporate responsibility initiative. As a global compact participant, Catalyst is part of a worldwide network of companies, governments, and non-governmental and labour organizations that have agreed to work with the UN to support 10 principles in the areas of human rights, labour, the environment and anti-corruption.

Catalyst believes its policies and performance are in accordance with the 10 principles, and that progress towards their fuller implementation was made in 2007. The index below indicates where actions relevant to specific principles are addressed in this report, and includes reference to the corresponding Global Reporting Initiative (GRI) core indicators.

		Corresponding		Relevant
		core GRI indicators	Relevant section	pages
Global Compact principle		reported	of report	of report
Human rights
1	Businesses should support and respect	HR4-7	Employees (Working with Unions,	8-9
	the protection of internationally		Diversity and Non-discrimination);
	proclaimed human rights.		Appendix 2	51
2	Businesses should make sure that	HR4-7	Employees (Working with Unions,	8-9
	they are not complicit in human		Diversity and Non-discrimination);
	rights abuses.		Appendix 2	51
Labour standards
3	Businesses should uphold the	HR5, LA4-5	Employees (Working with Unions);	8-9
	freedom of association and the		Appendix 2	51
	effective recognition of the right
	to collective bargaining.
4	Businesses should uphold the	HR7	Appendix 2	51
	elimination of all forms of forced
	and compulsory labour.
5	Businesses should uphold the	HR6	Appendix 2	51
	effective abolition of child labour.
6	Businesses should uphold the	HR4, LA13	Employees (Diversity and	10
	elimination of discrimination in respect		Non-discrimination)
	of employment and occupation.
Environment
7	Businesses should support	4.11	Stronger through partnerships;	24
	a precautionary approach to		Appendix 2	51
	environmental challenges.
8	Businesses should undertake	EN1-4, EN8, EN16,	All environmental sections and data	24-40,
	initiatives to promote greater	EN20-23, EN26, EN28		44-50
	environmental responsibility.
9	Businesses should encourage	EN2-3, EN8, EN16,	Customers (Research	19
	the development and diffusion of	EN19-23	and Development);
	environmentally friendly technologies.		All environmental sections	24-40,
			and data	44-50
Anti-corruption
10	Businesses should work against all	SO3-4	Business fundamentals;	5-6
	forms of corruption, including extortion		Appendix 2	51
	and bribery.

A complete index of the GRI indicators on which Catalyst reports in its disclosure documents, including its annual and sustainability reports, is available at www.globalreporting.org

2007 SUSTAINABILITY REPORT     53

glossary

A Level TRS  British Columbia’s ‘A’ level ambient odour objective is two parts per billion average or less over a 24-hour day. Percentage compliance with this objective is a measure of the percentage of days in the year in which the daily average was at or below two parts per billion.

Ambient PM10  Measure of ambient levels of fine particulate of less than or equal to 10 microns. British Columbia’s A Level PM10 objective is 50 micrograms per cubic metre.

Adsorbable Organic Halide (AOX)  A measure of the amount of chlorine bound to an organic substance; occurs in kraft bleaching process.

Asbestos  Fibrous mineral form of impure magnesium silicate, previously used for fireproofing, electrical insulation, building materials and chemical filters. Inhalation can lead to cancer or scarring of the lungs.

Basis weight  Weight of a standard amount of paper cut to a standard size; measured in grams per square metre or pounds.

Biomass fuel  Renewable energy source derived from bark, wood shavings, sawdust and black liquor. Biomass is carbon-neutral – burning it releases the same amount of carbon dioxide as was originally sequestered during the growth of the vegetation.

Biochemical Oxygen Demand (BOD)  A measure of the amount of oxygen used during biodegradation of effluents over a five-day period.

Black liquor  Byproduct of chemical pulping consisting of wood fibre residue, water and chemicals; generally burned to produce energy and steam.

Carbon offsets  A certificate or other mechanism by which it is verified that the funds used to purchase it were directed towards a project which has resulted in a defined reduction in greenhouse gases – thereby offsetting that same amount of greenhouse gas generation on the part of the purchaser of the offset.

Certification  Voluntary process providing objective evidence that forests harvested to manufacture wood and paper products are managed responsibly; independent, third-party experts verify a company’s performance against objectives and standards.

CO2e  Effective greenhouse gas emissions expressed as equivalent tonnes of carbon dioxide. Some greenhouse gases have a stronger warming effect than others; the CO2e measure provides an appropriate comparison of the warming effects of every greenhouse gas.

Cooling water  Water streams used only for cooling and which have little or no contamination.

De-inked pulp  Pulp produced by recycling paper; ink is removed by mechanical and chemical means to produce clean fibres.

Dioxins and furans  Specific chlorine-containing compounds that have been detected in trace amounts in pulp and paper facility emissions. 2378 TCDD & 2378 TCDF denote specific dioxin and furan substances. A non-detection result is noted as ND.

Dilute Non-condensable Gases (DNCG)  Low-concentration odorous gases emitted from kraft operations.

Environmental audit Tool used to evaluate how well an organization and its management and equipment are meeting regulations and goals.

Estuary Wide body of water formed where a river meets the ocean; contains both fresh and salt water.

Fossil fuel  Hydrocarbon-containing natural resources such as coal, petroleum and natural gas.

Greenhouse Gases (GHG)  Gases that prevent heat from radiating out into space, causing an increase in global temperatures. Carbon dioxide is a greenhouse gas produced mostly from combustion of fossil fuels.

Hog fuel  A mixture of bark and other wood waste usually produced by sawmills; burned to produce energy and steam.

Hydrochlorofluorocarbon (HCFC)  Man-made compound used as a refrigerant or propellant and which has been shown to break down the earth’s protective ozone layer.

ISO 14001  An international environmental management standard that outlines necessary elements of a management system.

54     2007 SUSTAINABILITY REPORT

Kyoto Protocol  Agreement under which signatory countries committed to reduce their greenhouse gas emissions; came into force in February 2005.

Ministry of the Environment (MoE)  British Columbia provincial government agency responsible for regulating the pulp and paper industry.

Montreal Protocol  International agreement to phase out the production and use of compounds that deplete ozone in the stratosphere.

Nitrogen Oxides (NOx)  Group of gases made up of oxygen and nitrogen formed during combustion; can be an ingredient in ozone formation and is a greenhouse gas.

Ozone-depleting substance  Chemicals that react with ozone molecules to destroy them.

Particulate matter  Small particles originating from stack emissions or other sources, such as chip piles.

Power boiler  Burns wood bark from sawmills to generate electricity and steam for mill operations.

Power boiler dioxins  Low levels of chlorinated compounds absorbed into the combusted wood ash that originate from sea salt contained in the waste bark fuel. Power boiler dioxins are expressed as dioxin equivalent units (TEQ).

Precipitated Calcium Carbonate (PCC)  A filler used in paper production to improve paper properties, including brightness, opacity and bulk.

Pulp logs  Logs unsuitable for manufacturing lumber because they are too small, too knotty, too twisted or contain rot.

Recausticizing  Treating chemicals recovered from the chemical pulping process with lime so they can be used again.

Recovery boiler  Burns byproducts of the chemical pulping process to produce energy and steam, and recycles pulping liquors for reuse.

Reportable spills  Unintentional releases of materials into the environment which – due to considerations relating to the type or volume of materials released, or the nature of the receiving environment – are required to be reported to regulatory authorities.

SO2  A gas made up of oxygen and sulphur that forms an acid when exposed to water. SO2 can be an ingredient of acid rain formation.

Solid waste  Any wastes generated by mills that require landfilling. These include boiler wood ash, lime wastes, waste wood and minor construction debris.

Supplementary fuels  Fuels such as natural gas or oil that are added to the waste wood burned in power boilers to improve combustion.

Tire-derived Fuel (TDF)  Supplemental fuel made by chipping old tires.

Toxicity Measure of the degree to which something is toxic – i.e. capable of causing injury or death.

Treated effluent  Water discharged from pulp and paper processes that is cleaned by removing settleable solids and dissolved substances.

Trout toxicity  Test that exposes juvenile rainbow trout to liquid substances for 96 hours. If less than 50 per cent of the fish die, the substance is considered non-toxic.

Total Reduced Sulphur Gases (TRS)  Gases with the characteristic smell of rotten eggs and cabbage that are emitted from kraft pulp mill operations and effluent treatment systems.

Total Suspended Solids (TSS)  Filterable solids remaining in treated mill water before discharge into the receiving environment.

contact us	community and environmental liaison

Visit us online at www.catalystpaper.com

Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, BC V7B 1C3
604-247-4400

Richard Garneau
President and Chief Executive Officer

Steve Boniferro
Senior Vice-President, Human Resources

Lyn Brown
Vice-President, Corporate Relations
and Social Responsibility

W.R. (Ron) Buchhorn
Senior Vice-President, Operations
Tom Crowley
Senior Vice-President, Sales and Marketing

Robert H. Lindstrom
Vice-President, Supply Chain and
Information Technology

Valerie Seager
Vice-President and General Counsel

David Smales
Vice-President, Finance and
Chief Financial Officer

Drew Kilback
Director, Risk Management and Environment

Crofton
Don McKendrick, Vice-President, Operations
Michelle Vessey, Manager, Environment
and Technical Development
Tel: 250-246-6100

Elk Falls (Campbell River)
Brian Johnston, Vice-President, Operations
Brian Houle, Environmental Officer
Tel: 250-287-5200

Paper Recycling (Coquitlam)
Tom Fawcett, General Manager
Janet Tecklenborg, Operations Manager
Tel: 604-525-5734

Port Alberni
Kim Pedersen, Director, Operations
Larry Cross, Technical Specialist
Tel: 250-723-2161

Powell River
Brian Baarda, Vice-President, Operations
Sarah Barkowski, Manager, Environment
and Quality Systems
Tel: 604-483-3722

Thanks to the following employees whose photos appear in this report:

Cover (l-r) Adrian Duso, Richmond; Victor Vonas, Richmond; Tina Pagani, Port Alberni Division; Paul Kimball, Crofton Division; Pamella Tsai, Richmond; Larry Cross, Port Alberni Division; Andy Mosley, Elk Falls Division

Page 7 (l-r) Anna Kinna, Gail Lichty, Agatha Ding, Darlene Welch, Nicole Munro, Tammy Martin, Ingrid Hergert – Richmond

Page 10 (l-r) Khairun Vellani, Kristine Bodnark, Sukhi Dhanda – Richmond

Page 12 Sarah Barkowski, Powell River Division

Page 21 (l-r) Peter Hart, Andy Tkacz – Richmond

Page 25 Janet Tecklenborg, Paper Recycling Division

Page 34 Wes Craig, Crofton Division

Page 41 Dado Dagar, Paper Recycling Division

Production notes Cover printed on 205 gsm Chromiumliner containing 100% certified wood fibre and produced at Catalyst’s Elk Falls mill in accordance with PricewaterhouseCoopers’ independent chain-of-custody certification standard. Chromiumliner is a bleached linerboard used by customers who require pure whiteness for graphics on commercial packaging.

Inside pages printed on 66.5 gsm Electrastar 80, containing 100% certified wood fibre and produced at Catalyst’s Powell River mill in accordance with PricewaterhouseCoopers’ independent chain-of-custody certification standard. Electrastar is an extra high-brightness uncoated product, with excellent opacity and is well-suited for advertising inserts or flyers.

All of the paper on which this report is produced is Catalyst Cooled – paper manufactured with no net carbon emissions to the atmosphere. Catalyst uses an energy mix that is 87% renewable.

Printed by Metropolitan Fine Printers Inc., Vancouver, British Columbia, using UV inks that comply with CONEG regulations for heavy metals, contain no alcohol, solvents, ammonia or formaldehyde; are completely recyclable and release virtually no volatile organic compounds into the environment.

designed and produced by smith + associates
www.smithandassoc.com
Please recycle

Paper Facts
per report (110 g)

Inputs
Raw fibre (g)	118
% certified sources	100
Filler (g)	12
Water (L)	8.4
Work (person secs)	0.9
Energy (cal)	615
% renewable	90
Emissions
Greenhouse gas (g)	12.7*
Air particulate (mg)	12.5
Effluent BOD (mg)	79.1
Solid waste (cm3)	4.5
* Catalyst Cooled – offset to zero